Old Mutual Analytic U.S. Long/Short Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares/Face Amount (000)	Value (000)
Common Stock - 115.5%		
Aerospace/Defense - 0.0%		
Northrop Grumman	168	$ 11
Total Aerospace/Defense		11
Airlines - 1.7%		
United Continental Holdings*	34,418	820
Total Airlines		820
Applications Software - 2.2%		
Microsoft	37,624	1,050
Total Applications Software		1,050
Auto/Truck Parts & Equipment-Original - 0.1%		
TRW Automotive Holdings*	861	45
Total Auto/Truck Parts & Equipment-Original		45
Auto-Cars/Light Trucks - 3.7%		
Ford Motor* (B)	105,132	1,765
Total Auto-Cars/Light Trucks		1,765
Beverages-Non-Alcoholic - 2.3%		
Coca-Cola Enterprises	44,639	1,117
Total Beverages-Non-Alcoholic		1,117
Building & Construction Products-Miscellaneous - 3.1%		
Owens Corning* (B)	47,795	1,489
Total Building & Construction Products-Miscellaneous		1,489
Building-Heavy Construction - 0.4%		
Chicago Bridge & Iron*	5,249	173
Total Building-Heavy Construction		173
Cable/Satellite TV - 0.2%		
Time Warner Cable	1,095	72
Total Cable/Satellite TV		72
Casino Hotels - 1.1%		
Las Vegas Sands*	11,633	535
Total Casino Hotels		535
Cellular Telecommunications - 0.8%		
MetroPCS Communications*	30,162	381
Total Cellular Telecommunications		381
Chemicals-Diversified - 0.5%		
Dow Chemical	7,427	254
Total Chemicals-Diversified		254
Chemicals-Specialty - 0.2%		
Ashland	1,786	91
Cabot	328	12
Total Chemicals-Specialty		103
Commercial Banks-Eastern US - 3.2%		
CIT Group*	28,504	1,343
M&T Bank	2,006	175
Total Commercial Banks-Eastern US		1,518
Commercial Banks-Western US - 1.0%		
East West Bancorp	23,514	460
Total Commercial Banks-Western US		460
Computer Services - 10.0%		
Cognizant Technology Solutions, Cl A* (B)	28,218	2,068
International Business Machines (B)	18,556	2,723
Total Computer Services		4,791
Computers - 6.4%		
Apple* (B)	9,491	3,061
Total Computers		3,061
Computers-Peripheral Equipment - 0.1%		
Lexmark International, Cl A*	1,022	36
Total Computers-Peripheral Equipment		36
Cosmetics & Toiletries - 0.4%		
Procter & Gamble	2,630	169

Total Cosmetics & Toiletries		169
Distribution/Wholesale - 0.3%		
WESCO International*	2,454	130
Total Distribution/Wholesale		130
Diversified Banking Institutions - 3.7%		
Citigroup*	95,452	451
JPMorgan Chase	31,471	1,335
Total Diversified Banking Institutions		1,786
E-Commerce/Services - 1.4%		
NetFlix*	2,306	405
priceline.com*	660	264
Total E-Commerce/Services		669
Electric-Integrated - 2.4%		
Exelon	10,399	433
Integrys Energy Group	14,982	727
Total Electric-Integrated		1,160
Electronic Components-Miscellaneous - 5.6%		
Vishay Intertechnology*	75,446	1,108
Jabil Circuit	78,056	1,568
Total Electronic Components-Miscellaneous		2,676
Electronic Components-Semiconductors - 3.1%		
Advanced Micro Devices *	52,443	429
Micron Technology*	129,727	1,040
Total Electronic Components-Semiconductors		1,469
Engines-Internal Combustion - 0.7%		
Cummins	2,914	321
Total Engines-Internal Combustion		321
Finance-Other Services - 1.7%		
NYSE Euronext	26,980	809
Total Finance-Other Services		809
Financial Guarantee Insurance - 0.1%		
Assured Guaranty	3,650	65
Total Financial Guarantee Insurance		65
Food-Meat Products - 3.1%		
Tyson Foods, Cl A (B)	86,418	1,488
Total Food-Meat Products		1,488
Gold Mining - 1.2%		
Newmont Mining	8,962	551
Total Gold Mining		551
Home Decoration Products - 0.9%		
Newell Rubbermaid	23,998	436
Total Home Decoration Products		436
Internet Security - 0.0%		
McAfee*	143	7
Total Internet Security		7
Life/Health Insurance - 3.4%		
Prudential Financial (B)	27,874	1,636
Total Life/Health Insurance		1,636
Machinery-Construction & Mining - 1.9%		
Joy Global	10,197	884
Total Machinery-Construction & Mining		884
Medical-Biomedical/Genetic - 7.1%		
Amgen* (B)	31,335	1,720
Biogen Idec* (B)	23,780	1,594
Genzyme*	730	52
Total Medical-Biomedical/Genetic		3,366
Medical-Drugs - 1.8%		
Cephalon*	6,306	389
Eli Lilly	13,860	486
Total Medical-Drugs		875
Medical-HMO - 2.3%		
Humana*	1,843	101
UnitedHealth Group	26,914	972
Total Medical-HMO		1,073
Medical-Wholesale Drug Distributors - 4.4%		
AmerisourceBergen	1,420	48
Cardinal Health (B)	53,516	2,050
Total Medical-Wholesale Drug Distributors		2,098

Metal Processors & Fabricators - 0.3%

Timken	2,786	133
Total Metal Processors & Fabricators		133

Metal-Copper - 1.1%

Freeport-McMoRan Copper & Gold	4,477	538
Total Metal-Copper		538

Metal-Iron - 0.7%

Cliffs Natural Resources	4,406	344
Total Metal-Iron		344

Multimedia - 2.9%

Viacom, Cl B	35,314	1,399
Total Multimedia		1,399

Oil & Gas Drilling - 0.2%

Patterson-UTI Energy	3,658	79
Total Oil & Gas Drilling		79

Oil Companies-Integrated - 12.0%

Chevron (B)	31,181	2,845
ConocoPhillips (B)	36,671	2,497
Marathon Oil	10,770	399
Total Oil Companies-Integrated		5,741

Oil Refining & Marketing - 0.9%

Valero Energy	19,556	452
Total Oil Refining & Marketing		452

Publishing-Newspapers - 1.2%

Gannett	36,536	551
Total Publishing-Newspapers		551

Real Estate Operation/Development - 0.4%

Forest City Enterprises, Cl A*	10,533	176
Total Real Estate Operation/Development		176

REITS-Mortgage - 3.8%

Chimera Investment (B)	435,743	1,791
Total REITS-Mortgage		1,791

Retail-Discount - 1.3%

Wal-Mart Stores	11,310	610
Total Retail-Discount		610

Schools - 0.7%

ITT Educational Services*	5,218	332
Total Schools		332

Software Tools - 0.2%

VMware, Cl A*	1,214	108
Total Software Tools		108

Telephone-Integrated - 5.6%

AT&T (B)	90,530	2,660
Total Telephone-Integrated		2,660

Tobacco - 1.7%

Philip Morris International	13,535	792
Total Tobacco		792
Total Common Stock (Cost $48,452)		**55,055**

U.S. Treasury Obligations - 0.5%

United States Treasury Bill (C)		
0.177%, 02/10/11	$ 250	250
Total U.S. Treasury Obligations (Cost $250)		**250**

Affiliated Mutual Fund - 3.1%

Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	1,468,480	1,468
Total Affiliated Mutual Fund (Cost $1,468)		**1,468**

Total Investments - 119.1% (Cost $50,170)†		**56,773**

Securities Sold Short - (19.2)%

Advertising Sales - (1.3)%

Clear Channel Outdoor Holdings, Cl A*	(45)	(636)
Lamar Advertising, Cl A*	(154)	(6)
Total Advertising Sales		(642)

Airlines - (0.1)%

Copa Holdings, Cl A	(464)	(27)
Total Airlines		(27)

Broadcast Services/Programming - (0.6)%

Liberty Media - Capital, Ser A*	(4,306)	(269)
Total Broadcast Services/Programming		(269)

Cellular Telecommunications - (1.9)%

Leap Wireless International*	(74,983)	(919)
Total Cellular Telecommunications		(919)
Computers-Integrated Systems - (1.6)%		
Brocade Communications Systems*	(147,258)	(779)
Total Computers-Integrated Systems		(779)
Consulting Services - (0.0)%		
FTI Consulting*	(143)	(5)
Total Consulting Services		(5)
Electronic Components-Semiconductors - (0.3)%		
Rambus*	(5,999)	(123)
Total Electronic Components-Semiconductors		(123)
Fiduciary Banks - (0.0)%		
Wilmington Trust	(5,309)	(23)
Total Fiduciary Banks		(23)
Financial Guarantee Insurance - (0.8)%		
MBIA*	(31,441)	(377)
Total Financial Guarantee Insurance		(377)
Human Resources - (1.9)%		
Monster Worldwide*	(37,330)	(882)
Total Human Resources		(882)
Medical-Biomedical/Genetic - (4.5)%		
Dendreon*	(16,544)	(578)
Human Genome Sciences*	(27,729)	(662)
Vertex Pharmaceuticals*	(25,860)	(906)
Total Medical-Biomedical/Genetic		(2,146)
Oil Companies-Exploration & Production - (2.3)%		
Cobalt International Energy*	(27,643)	(338)
Southwestern Energy*	(19,630)	(735)
Total Oil Companies-Exploration & Production		(1,073)
Real Estate Operation/Development - (1.6)%		
Howard Hughes*	(4,067)	(221)
St. Joe*	(25,748)	(562)
Total Real Estate Operation/Development		(783)
REITS-Regional Malls - (0.5)%		
General Growth Properties*	(15,552)	(241)
Total REITS-Regional Malls		(241)
Telecommunications Equipment-Fiber Optics - (1.4)%		
Ciena*	(31,760)	(669)
Total Telecommunications Equipment-Fiber Optics		(669)
Telecommunications Services - (0.4)%		
Clearwire, Cl A*	(39,261)	(202)
Total Telecommunications Services		(202)
Web Hosting/Design - (0.0)%		
Equinix*	(69)	(6)
Total Web Hosting/Design		(6)
Total Securities Sold Short (Proceeds Received $(8,534))		**(9,166)**
Other Assets and Liabilities, Net - 0.1%		**67**
Total Net Assets 100.0%	$	**47,674**

The Fund had the following futures contracts open as of December 31, 2010:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Depreciation (000)[1]
S&P 500 EMINI Index - Long	25	$ 1,566	03/18/2011	$ 20
				$ 20

(1) The amount represents the fair value of derivative instruments subject to equity contract risk exposure as of December 31, 2010

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

(B) - All or a portion of this security is held as cover for securities sold short.

(C) - All or a portion of this security is held as required margin for open futures contracts. The rate reported represents the effective yield at the time of purchase.

Cl - Class
HMO - Health Maintenance Organization
REITs - Real Estate Investment Trusts
Ser - Series

Cost figures are shown with "000's" omitted.

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $50,170 (000), and the unrealized appreciation and depreciation were $6,879(000) and $(276) (000), respectively.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments				
Common Stock	$ 55,055	$ -	$ -	$ 55,055
U.S. Treasury Obligations	-	250	-	250
Money Market Fund	1,468	-	-	1,468
Securities Sold Short				
Securities Sold Short	(9,166)	-	-	(9,166)
Other Financial Instruments				
Futures Contracts*	20	-	-	20
Total Investments	$ 47,377	$ 250	$ -	$ 47,627

* Futures Contracts are not reflected in the Schedule of Investments and are valued at the unrealized appreciation/depreciation of the instrument.

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Barrow Hanley Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 99.6%		
Aerospace/Defense - 2.4%		
Raytheon	67,000	$ 3,105
Total Aerospace/Defense		3,105
Applications Software - 2.8%		
Microsoft	129,300	3,610
Total Applications Software		3,610
Beverages-Wine/Spirits - 2.7%		
Diageo ADR	47,072	3,499
Total Beverages-Wine/Spirits		3,499
Cellular Telecommunication - 1.2%		
Vodafone Group ADR	56,700	1,499
Total Cellular Telecommunication		1,499
Chemicals-Diversified - 2.4%		
E.I. du Pont de Nemours	61,900	3,087
Total Chemicals-Diversified		3,087
Computer Services - 3.2%		
International Business Machines	27,650	4,058
Total Computer Services		4,058
Computers - 2.8%		
Hewlett-Packard	85,403	3,595
Total Computers		3,595
Cruise Lines - 1.5%		
Carnival	42,458	1,958
Total Cruise Lines		1,958
Diversified Banking Institutions - 7.3%		
Bank of America	154,963	2,067
Citigroup*	860,600	4,071
JPMorgan Chase	77,057	3,269
Total Diversified Banking Institutions		9,407
Diversified Manufacturing Operations - 11.6%		
Cooper Industries, Cl A	63,200	3,684
General Electric	174,830	3,198
Honeywell International	59,538	3,165
Illinois Tool Works	41,755	2,230
ITT	50,400	2,626
Total Diversified Manufacturing Operations		14,903
Electric-Integrated - 3.4%		
Dominion Resources	69,424	2,966
Entergy	20,600	1,459
Total Electric-Integrated		4,425
Electronic Components-Semiconductors - 2.1%		
Intel	129,700	2,727
Total Electronic Components-Semiconductors		2,727
Finance-Consumer Loans - 1.1%		
SLM*	113,388	1,427
Total Finance-Consumer Loans		1,427
Finance-Credit Card - 2.8%		
American Express	82,462	3,539
Total Finance-Credit Card		3,539
Food-Wholesale/Distribution - 0.8%		
Sysco	33,060	972
Total Food-Wholesale/Distribution		972
Funeral Services & Related Items - 0.9%		
Service Corp International	146,200	1,206
Total Funeral Services & Related Items		1,206
Gas-Distribution - 1.8%		
CenterPoint Energy	148,800	2,339
Total Gas-Distribution		2,339
Hotels & Motels - 1.3%		

Wyndham Worldwide	55,287	1,656
Total Hotels & Motels		1,656
Medical Labs & Testing Services - 2.5%		
Quest Diagnostics	59,444	3,208
Total Medical Labs & Testing Services		3,208
Medical Products - 3.8%		
Baxter International	72,558	3,673
Johnson & Johnson	20,000	1,237
Total Medical Products		4,910
Medical-Drugs - 5.3%		
Bristol-Myers Squibb	115,701	3,064
Pfizer	216,004	3,782
Total Medical-Drugs		6,846
Medical-HMO - 1.5%		
WellPoint*	33,112	1,883
Total Medical-HMO		1,883
Multi-line Insurance - 1.1%		
XL Group	64,461	1,407
Total Multi-line Insurance		1,407
Office Automation & Equipment - 1.2%		
Xerox	134,200	1,546
Total Office Automation & Equipment		1,546
Oil Companies-Exploration & Production - 3.7%		
Occidental Petroleum	48,522	4,760
Total Oil Companies-Exploration & Production		4,760
Oil Companies-Integrated - 3.6%		
ConocoPhillips	68,195	4,644
Total Oil Companies-Integrated		4,644
Pipelines - 3.0%		
Spectra Energy	156,072	3,900
Total Pipelines		3,900
Retail-Drug Store - 1.0%		
CVS Caremark	35,400	1,231
Total Retail-Drug Store		1,231
Super-Regional Banks-US - 8.0%		
Capital One Financial	56,340	2,398
Wells Fargo	121,115	3,753
PNC Financial Services Group	69,036	4,192
Total Super-Regional Banks-US		10,343
Telephone-Integrated - 2.0%		
AT&T	42,714	1,255
Verizon Communications	37,458	1,340
Total Telephone-Integrated		2,595
Television - 1.0%		
CBS, Cl B	67,400	1,284
Total Television		1,284
Tobacco - 8.0%		
Altria Group	73,832	1,818
Imperial Tobacco Group ADR	64,447	3,980
Philip Morris International	75,900	4,442
Total Tobacco		10,240
Wireless Equipment - 1.8%		
Nokia OYJ ADR	229,824	2,372
Total Wireless Equipment		2,372
Total Common Stock - (Cost $108,935)		**128,181**
Total Investments - 99.6% (Cost $108,935)†		**128,181**
Other Assets and Liabilities, Net - 0.4%		**548**
Total Net Assets - 100.0%	$	**128,729**

 * Non-income producing security.

 ADR - American Depositary Receipt
 Cl - Class
 HMO - Health Maintenance Organization

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $108,935 (000), and the unrealized appreciation and depreciation were $27,555 (000) and $(8,309) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 128,181	$ -	$ -	$ 128,181
Total Investments	$ 128,181	$ -	$ -	$ 128,181

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Focused Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 97.8%		
Applications Software - 5.7%		
Microsoft	1,242,135	$ 34,680
Total Applications Software		34,680
Coal - 2.7%		
Consol Energy	335,000	16,328
Total Coal		16,328
Computers - 5.6%		
Apple*	76,981	24,831
Dell*	703,502	9,532
Total Computers		34,363
Diversified Banking Institutions - 2.8%		
Bank of America	900,000	12,006
JPMorgan Chase	122,301	5,188
Total Diversified Banking Institutions		17,194
Diversified Manufacturing Operations - 4.5%		
General Electric	1,511,620	27,648
Total Diversified Manufacturing Operations		27,648
Electronic Components-Semiconductors - 1.9%		
Intel	550,000	11,567
Total Electronic Components-Semiconductors		11,567
Electronic Forms - 3.8%		
Adobe Systems*	750,000	23,085
Total Electronic Forms		23,085
Fiduciary Banks - 4.3%		
State Street	567,353	26,291
Total Fiduciary Banks		26,291
Independent Power Producer - 4.8%		
NRG Energy*	1,497,326	29,258
Total Independent Power Producer		29,258
Investment Management/Advisory Services - 6.1%		
BlackRock	87,000	16,580
Invesco	860,000	20,692
Total Investment Management/Advisory Services		37,272
Medical Instruments - 3.6%		
Medtronic	597,304	22,154
Total Medical Instruments		22,154
Medical Products - 4.1%		
Johnson & Johnson	402,957	24,923
Total Medical Products		24,923
Medical-Drugs - 3.9%		
Merck	230,186	8,296
Pfizer	902,547	15,804
Total Medical-Drugs		24,100
Medical-Generic Drugs - 3.4%		
Teva Pharmaceutical Industries ADR	405,000	21,113
Total Medical-Generic Drugs		21,113
Medical-HMO - 3.5%		
UnitedHealth Group	597,457	21,574
Total Medical-HMO		21,574
Multi-line Insurance - 13.5%		
Allstate	632,644	20,169
Hartford Financial Services Group	795,000	21,060
MetLife	932,930	41,459
Total Multi-line Insurance		82,688
Networking Products - 3.8%		
Cisco Systems*	1,154,513	23,356
Total Networking Products		23,356
Oil Companies-Integrated - 7.4%		
Exxon Mobil	624,664	45,675
Total Oil Companies-Integrated		45,675
Reinsurance - 1.1%		
Berkshire Hathaway, Cl B*	85,350	6,837
Total Reinsurance		6,837
Retail-Drug Store - 1.1%		
CVS Caremark	187,500	6,519
Total Retail-Drug Store		6,519
Retail-Office Supplies - 1.9%		
Staples	520,000	11,840
Total Retail-Office Supplies		11,840
Web Portals/ISP - 5.6%		

Google, Cl A*	58,200	34,569
Total Web Portals/ISP		34,569
Wireless Equipment - 2.7%		
Qualcomm	338,600	16,757
Total Wireless Equipment		16,757
Total Common Stock - (Cost $528,634)		**599,791**
Affiliated Mutual Fund - 2.2%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	13,425,716	13,426
Total Affiliated Mutual Fund - (Cost $13,426)		**13,426**
Total Investments - 100% (Cost $542,060)†		**613,217**
Other Assets and Liabilities, Net - (0.0)%		**(208)**
Total Net Assets 100.0%		$ **613,009**

 * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capita
Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

 ADR - American Depositary Receipt
 Cl - Class
 HMO - Health Maintenance Organization
 ISP - Internet Service Provider

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $542,060 (000), and the unrealized appreciation and depreciation were $80,739 (000)
and $(9,582) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 599,791	$ -	$ -	$ 599,791
Affiliated Mutual Fund	13,426	-	-	13,426
Total Investments	$ 613,217	$ -	$ -	$ 613,217

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and
end of the reporting period.

Old Mutual Heitman REIT Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 99.1%		
Hotels & Motels - 1.3%		
Hyatt Hotels, CL A	18,000	$ 824
Total Hotels & Motels		824
Real Estate Operation/Development - 2.2%		
Brookfield Properties	49,725	872
Forest City Enterprises, Cl A*	28,600	477
Total Real Estate Operation/Development		1,349
REITS-Apartments - 17.1%		
American Campus Communities	38,900	1,235
AvalonBay Communities	32,037	3,606
Equity Residential	56,082	2,913
Essex Property Trust	25,175	2,876
Total REITS-Apartments		10,630
REITS-Diversified - 13.9%		
Coresite Realty	49,775	679
Digital Realty Trust	54,202	2,794
Liberty Property Trust	38,725	1,236
Vornado Realty Trust	34,851	2,904
Washington Real Estate Investment Trust	33,900	1,051
Total REITS-Diversified		8,664
REITS-Health Care - 12.7%		
HCP	52,675	1,938
Health Care REIT	51,267	2,442
Nationwide Health Properties	74,500	2,710
Ventas	15,300	803
Total REITS-Health Care		7,893
REITS-Hotels - 5.9%		
Host Hotels & Resorts	108,414	1,937
LaSalle Hotel Properties	38,800	1,024
Pebblebrook Hotel Trust	15,125	307
Sunstone Hotel Investors*	37,700	389
Total REITS-Hotels		3,657
REITS-Office Property - 14.9%		
BioMed Realty Trust	97,349	1,816
Boston Properties	38,560	3,320
Brandywine Realty Trust	74,550	869
Highwoods Properties	16,000	510
Hudson Pacific Properties	8,425	127
Mack-Cali Realty	27,981	925
SL Green Realty	25,400	1,715
Total REITS-Office Property		9,282
REITS-Regional Malls - 18.6%		
Macerich	27,200	1,288
Simon Property Group	74,362	7,398
Taubman Centers	58,175	2,937
Total REITS-Regional Malls		11,623
REITS-Shopping Centers - 5.6%		
Federal Realty Investment Trust	10,378	809
Kimco Realty	46,050	831
Regency Centers	44,400	1,875
Total REITS-Shopping Centers		3,515
REITS-Storage - 5.1%		
Extra Space Storage	17,615	307
Public Storage	28,598	2,900
Total REITS-Storage		3,207
REITS-Warehouse/Industrial - 1.8%		
AMB Property	34,800	1,104
Total REITS-Warehouse/Industrial		1,104
Total Common Stock (Cost $44,874)		**61,748**

Affiliated Mutual Fund - 0.5%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	315,475	315
Total Affiliated Mutual Fund - (Cost $315)		**315**
Total Investments - 99.6% (Cost $45,189)†		**62,063**
Other Assets and Liabilities, Net - 0.4%		**255**
Total Net Assets - 100.0%	$	**62,318**

  * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

  Cl - Class

  REITs - Real Estate Investment Trusts

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $45,189 (000), and the unrealized appreciation and depreciation were $17,048(000) and $(174) (000), respectively.

  Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities

        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 61,748	$ -	$ -	$ 61,748
Affiliated Mutual Fund	315	-	-	315
Total Investments	$ 62,063	$ -	$ -	$ 62,063

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Large Cap Growth Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 99.0%		
Apparel Manufacturers - 1.1%		
Polo Ralph Lauren	21,395	$ 2,373
Total Apparel Manufacturers		2,373
Applications Software - 2.9%		
Microsoft	119,593	3,339
Red Hat*	66,340	3,028
Total Applications Software		6,367
Athletic Footwear - 2.1%		
NIKE, Cl B	52,915	4,520
Total Athletic Footwear		4,520
Auto/Truck Parts & Equipment-Original - 2.3%		
BorgWarner*	67,315	4,871
Total Auto/Truck Parts & Equipment-Original		4,871
Beverages-Non-alcoholic - 1.8%		
PepsiCo	60,415	3,947
Total Beverages-Non-alcoholic		3,947
Brewery - 3.4%		
Cia de Bebidas das Americas ADR	237,700	7,376
Total Brewery		7,376
Cable/Satellite TV - 2.0%		
DIRECTV, Cl A*	105,909	4,229
Total Cable/Satellite TV		4,229
Chemicals-Specialty - 1.6%		
Ecolab	66,690	3,363
Total Chemicals-Specialty		3,363
Commercial Services-Finance - 0.8%		
Visa, Cl A	24,835	1,748
Total Commercial Services-Finance		1,748
Computer Services - 6.0%		
Accenture, Cl A	51,375	2,491
Cognizant Technology Solutions, Cl A*	69,925	5,125
International Business Machines	36,400	5,342
Total Computer Services		12,958
Computers - 5.6%		
Apple*	28,890	9,319
Hewlett-Packard	66,745	2,810
Total Computers		12,129
Computers-Memory Devices - 2.0%		
EMC*	186,285	4,266
Total Computers-Memory Devices		4,266
Cosmetics & Toiletries - 1.1%		
Avon Products	82,005	2,383
Total Cosmetics & Toiletries		2,383
Cruise Lines - 2.0%		
Carnival	95,840	4,419
Total Cruise Lines		4,419
Diversified Manufacturing Operations - 5.0%		
3M	32,470	2,802
Danaher	73,775	3,480
Dover	77,680	4,540
Total Diversified Manufacturing Operations		10,822
E-Commerce/Services - 1.8%		
priceline.com*	9,715	3,882
Total E-Commerce/Services		3,882
Electronic Components-Semiconductors - 4.5%		
Broadcom, Cl A	51,485	2,242
Intel	141,900	2,984
Texas Instruments	140,060	4,552
Total Electronic Components-Semiconductors		9,778
Engineering/R&D Services - 4.6%		
ABB ADR	168,300	3,778
Aecom Technology*	93,805	2,624
Jacobs Engineering Group*	75,075	3,442
Total Engineering/R&D Services		9,844
Enterprise Software/Services - 1.9%		
Oracle	129,825	4,064

Total Enterprise Software/Services		4,064
Industrial Audio & Video Products - 1.3%		
Dolby Laboratories, Cl A*	41,020	2,736
Total Industrial Audio & Video Products		2,736
Industrial Gases - 2.0%		
Praxair	44,698	4,267
Total Industrial Gases		4,267
Instruments-Scientific - 1.4%		
Thermo Fisher Scientific*	56,000	3,100
Total Instruments-Scientific		3,100
Investment Management/Advisory Services - 3.4%		
Ameriprise Financial	43,520	2,505
T Rowe Price Group	74,421	4,803
Total Investment Management/Advisory Services		7,308
Life/Health Insurance - 1.5%		
Aflac	58,145	3,281
Total Life/Health Insurance		3,281
Machinery-Construction & Mining - 1.1%		
Caterpillar	25,010	2,342
Total Machinery-Construction & Mining		2,342
Machinery-Farm - 1.5%		
AGCO*	63,340	3,209
Total Machinery-Farm		3,209
Machinery-Pumps - 1.3%		
Flowserve	23,660	2,821
Total Machinery-Pumps		2,821
Medical Information Systems - 1.4%		
Cerner*	32,202	3,051
Total Medical Information Systems		3,051
Medical Products - 4.3%		
Henry Schein*	72,865	4,473
Varian Medical Systems*	70,416	4,878
Total Medical Products		9,351
Medical-Biomedical/Genetic - 1.3%		
Celgene*	47,100	2,785
Total Medical-Biomedical/Genetic		2,785
Medical-Drugs - 1.5%		
Allergan	47,000	3,227
Total Medical-Drugs		3,227
Networking Products - 1.3%		
Cisco Systems*	142,756	2,888
Total Networking Products		2,888
Oil Companies-Exploration & Production - 4.3%		
Anadarko Petroleum	32,310	2,461
CNOOC ADR	10,835	2,583
Pioneer Natural Resources	47,745	4,145
Total Oil Companies-Exploration & Production		9,189
Oil Companies-Integrated - 0.9%		
Petroleo Brasileiro ADR	48,765	1,845
Total Oil Companies-Integrated		1,845
Oil Field Machinery & Equipment - 2.0%		
Cameron International*	84,800	4,302
Total Oil Field Machinery & Equipment		4,302
Oil-Field Services - 3.9%		
Halliburton	121,835	4,975
Schlumberger	41,051	3,428
Total Oil-Field Services		8,403
Pharmacy Services - 1.5%		
Express Scripts*	60,250	3,257
Total Pharmacy Services		3,257
Retail-Discount - 1.1%		
Wal-Mart Stores	45,155	2,435
Total Retail-Discount		2,435
Retail-Restaurants - 2.3%		
McDonald's	65,910	5,059
Total Retail-Restaurants		5,059
Telecommunication Equipment-Fiber Optics - 1.4%		
Corning	158,015	3,053
Total Telecommunication Equipment-Fiber Optics		3,053
Transport-Rail - 2.2%		
Union Pacific	50,120	4,644
Total Transport-Rail		4,644
Transport-Services - 1.4%		

FedEx	33,210	3,089
Total Transport-Services		3,089
Web Portals/ISP - 2.2%		
Google, Cl A*	8,129	4,828
Total Web Portals/ISP		4,828
Total Common Stock (Cost $153,131)		**213,809**
Affiliated Mutual Fund - 1.1%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	2,347,686	2,348
Total Affiliated Mutual Fund - (Cost $2,348)		**2,348**
Total Investments - 100.1% (Cost $155,479)†		**216,157**
Other Assets and Liabilities, Net - (0.1)%		**(228)**
Total Net Assets - 100.0%	$	**215,929**

  * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

 ADR - American Depositary Receipt
 Cl - Class
 ISP - Internet Service Provider
 R&D - Research and Development

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $155,479 (000), and the unrealized appreciation and depreciation were $61,732 (000) and $(1,054) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 213,809	$ -	$ -	$ 213,809
Affiliated Mutual Fund	2,348	-	-	2,348
Total Investments	$ 216,157	$ -	$ -	$ 216,157

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Strategic Small Company Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 99.0%		
Advertising Agencies - 0.4%		
MDC Partners	26,902	$ 465
Total Advertising Agencies		465
Aerospace/Defense - 1.1%		
Esterline Technologies*	5,883	404
Teledyne Technologies*	8,090	356
TransDigm Group*	6,370	459
Total Aerospace/Defense		1,219
Aerospace/Defense-Equipment - 1.7%		
AAR*	35,274	969
BE Aerospace*	14,305	530
Triumph Group	4,181	374
Total Aerospace/Defense-Equipment		1,873
Airlines - 0.6%		
Alaska Air Group*	4,459	253
Copa Holdings, Cl A	7,777	458
Total Airlines		711
Alternative Waste Technologies - 0.3%		
Calgon Carbon*	24,698	373
Total Alternative Waste Technologies		373
Apparel Manufacturers - 1.5%		
G-III Apparel Group*	12,338	434
Under Armour, Cl A*	10,786	592
VF	8,440	727
Total Apparel Manufacturers		1,753
Applications Software - 1.5%		
NetSuite*	13,840	346
Progress Software*	14,378	608
Quest Software*	26,524	736
Total Applications Software		1,690
Auction House/Art Dealer - 0.3%		
Sotheby's	8,528	384
Total Auction House/Art Dealer		384
Auto Repair Centers - 0.7%		
Monro Muffler Brake	23,755	822
Total Auto Repair Centers		822
Auto/Truck Parts & Equipment-Original - 0.8%		
Amerigon*	16,668	181
Modine Manufacturing*	22,110	343
Tenneco*	8,121	334
Total Auto/Truck Parts & Equipment-Original		858
Auto-Medium & Heavy Duty Trucks - 0.8%		
Oshkosh*	24,815	874
Total Auto-Medium & Heavy Duty Trucks		874
Batteries/Battery Systems - 0.4%		
EnerSys*	14,140	454
Total Batteries/Battery Systems		454
Broadcast Services/Programming - 0.3%		
Acacia Research - Acacia Technologies*	13,595	353
Total Broadcast Services/Programming		353
Building-Mobile Home/Manufactured Housing - 0.3%		
Thor Industries	11,179	380
Total Building-Mobile Home/Manufactured Housing		380
Chemicals-Diversified - 1.2%		
Gulf Resources*	27,885	298
Olin	20,668	424
Solutia*	25,400	586
Total Chemicals-Diversified		1,308
Chemicals-Specialty - 1.8%		
Albemarle	6,745	376
Balchem	5,435	184
Cabot	7,751	292

Minerals Technologies	5,811	380
NewMarket	4,668	576
Stepan	3,535	270
Total Chemicals-Specialty		2,078
Circuit Boards - 0.6%		
TTM Technologies*	44,515	664
Total Circuit Boards		664
Coffee - 0.6%		
Green Mountain Coffee Roasters*	20,192	664
Total Coffee		664
Commercial Banks-Eastern US - 0.4%		
CIT Group*	8,615	406
Total Commercial Banks-Eastern US		406
Commercial Banks-Southern US - 0.8%		
Cardinal Financial	44,060	512
First Citizens BancShares, Cl A	1,860	352
Total Commercial Banks-Southern US		864
Commercial Services - 0.8%		
HMS Holdings*	14,034	909
Total Commercial Services		909
Commercial Services-Finance - 0.5%		
Dollar Financial*	10,938	313
SEI Investments	9,425	224
Total Commercial Services-Finance		537
Computer Graphics - 0.5%		
Monotype Imaging Holdings*	50,777	564
Total Computer Graphics		564
Computer Services - 1.4%		
iGate	29,338	578
IHS, Cl A*	3,781	304
SYKES Enterprises*	21,250	431
VanceInfo Technologies ADR*	6,479	224
Total Computer Services		1,537
Computers-Integrated Systems - 0.8%		
Netscout Systems*	13,377	308
Riverbed Technology*	15,824	557
Total Computers-Integrated Systems		865
Consulting Services - 1.1%		
Advisory Board *	7,354	350
FTI Consulting*	14,115	526
Gartner*	10,300	342
Total Consulting Services		1,218
Containers-Metal/Glass - 0.2%		
Crown Holdings*	7,525	251
Total Containers-Metal/Glass		251
Containers-Paper/Plastic - 0.3%		
Rock-Tenn, Cl A	6,375	344
Total Containers-Paper/Plastic		344
Dental Supplies & Equipment - 0.8%		
Align Technology *	25,830	505
Patterson	13,025	399
Total Dental Supplies & Equipment		904
Distribution/Wholesale - 1.1%		
MWI Veterinary Supply*	3,100	196
Titan Machinery	16,840	325
WESCO International*	13,621	719
Total Distribution/Wholesale		1,240
Diversified Manufacturing Operations - 1.3%		
Acuity Brands	6,258	361
AZZ	4,895	196
ESCO Technologies	9,566	362
Griffon*	15,922	203
Matthews International	11,029	386
Total Diversified Manufacturing Operations		1,508
E-Commerce/Products - 0.8%		
Shutterfly*	22,672	794
US Auto Parts Network*	18,013	151
Total E-Commerce/Products		945
E-Commerce/Services - 0.3%		
OpenTable*	4,393	310

Total E-Commerce/Services		310
Educational Software - 0.2%		
Blackboard*	6,740	278
Total Educational Software		278
Electric Products-Miscellaneous - 0.6%		
AMETEK	6,299	247
GrafTech International*	20,685	410
Total Electric Products-Miscellaneous		657
Electric-Transmission - 0.4%		
ITC Holdings	7,217	447
Total Electric-Transmission		447
Electronic Components-Miscellaneous - 2.1%		
Daktronics	19,672	313
OSI Systems*	12,485	454
Plexus*	36,066	1,115
Zagg*	62,885	479
Total Electronic Components-Miscellaneous		2,361
Electronic Components-Semiconductors - 5.2%		
Cavium Networks*	11,853	447
Diodes*	27,465	741
Entropic Communications *	125,633	1,517
Microchip Technology	5,680	194
MIPS Technologies*	42,985	652
Netlogic Microsystems*	9,525	299
Rovi*	4,107	255
Rubicon Technology*	19,240	406
Skyworks Solutions*	49,592	1,420
Total Electronic Components-Semiconductors		5,931
Electronic Connectors - 0.2%		
Amphenol, Cl A	4,525	239
Total Electronic Connectors		239
Electronic Design Automation - 0.2%		
Synopsys*	10,490	282
Total Electronic Design Automation		282
Electronic Parts Distribution - 0.4%		
Avnet*	15,069	498
Total Electronic Parts Distribution		498
Electronic Security Devices - 0.2%		
American Science & Engineering	2,537	216
Total Electronic Security Devices		216
E-Marketing/Information - 1.3%		
comScore*	10,246	229
Constant Contact*	8,918	276
Liquidity Services*	20,770	292
QuinStreet*	13,685	263
ValueClick*	25,180	404
Total E-Marketing/Information		1,464
Energy-Alternate Sources - 0.6%		
LDK Solar ADR*	35,097	355
Trina Solar ADR*	14,418	338
Total Energy-Alternate Sources		693
Engineering/R&D Services - 0.3%		
KBR	12,951	395
Total Engineering/R&D Services		395
Engines-Internal Combustion - 0.3%		
Briggs & Stratton	16,504	325
Total Engines-Internal Combustion		325
Enterprise Software/Services - 0.5%		
Ultimate Software Group*	10,855	528
Total Enterprise Software/Services		528
Entertainment Software - 0.4%		
Take-Two Interactive Software*	38,815	475
Total Entertainment Software		475
E-Services/Consulting - 0.9%		
GSI Commerce*	22,142	514
Sapient*	37,198	450
Total E-Services/Consulting		964
Filtration/Separation Products - 0.7%		
Polypore International*	20,310	827
Total Filtration/Separation Products		827

Finance-Consumer Loans - 1.5%		
Encore Capital Group*	8,752	205
Portfolio Recovery Associates*	15,686	1,180
SLM*	25,330	319
Total Finance-Consumer Loans		1,704
Finance-Credit Card - 0.3%		
Discover Financial Services	18,295	339
Total Finance-Credit Card		339
Finance-Investment Banker/Broker - 0.8%		
Evercore Partners, Cl A	18,632	634
LPL Investment Holdings*	8,722	317
Total Finance-Investment Banker/Broker		951
Finance-Other Services - 0.3%		
Higher One Holdings*	19,363	392
Total Finance-Other Services		392
Food-Baking - 0.4%		
Flowers Foods	16,730	450
Total Food-Baking		450
Food-Canned - 0.2%		
TreeHouse Foods*	4,954	253
Total Food-Canned		253
Food-Miscellaneous/Diversified - 0.1%		
Snyders-Lance	6,930	162
Total Food-Miscellaneous/Diversified		162
Food-Retail - 0.2%		
Fresh Market*	5,095	210
Total Food-Retail		210
Food-Wholesale/Distribution - 0.3%		
United Natural Foods*	8,965	329
Total Food-Wholesale/Distribution		329
Footwear & Related Apparel - 1.5%		
Steven Madden*	19,708	822
Wolverine World Wide	26,524	845
Total Footwear & Related Apparel		1,667
Gas-Distribution - 0.4%		
UGI	14,341	453
Total Gas-Distribution		453
Health Care Cost Containment - 0.2%		
Examworks Group*	11,934	221
Total Health Care Cost Containment		221
Hotels & Motels - 0.3%		
Home Inns & Hotels Management ADR*	6,923	284
Total Hotels & Motels		284
Human Resources - 0.9%		
51job ADR*	4,287	211
Kelly Services, Cl A	11,965	225
Korn/Ferry International*	24,760	572
Total Human Resources		1,008
Industrial Audio & Video Products - 1.1%		
Dolby Laboratories, Cl A*	4,119	275
Imax*	21,780	611
Sonic Solutions*	21,312	320
Total Industrial Audio & Video Products		1,206
Industrial Automation/Robot - 0.3%		
Cognex	9,931	292
Total Industrial Automation/Robot		292
Instruments-Scientific - 0.3%		
FEI*	13,904	367
Total Instruments-Scientific		367
Internet Application Software - 0.5%		
Vocus*	18,770	519
Total Internet Application Software		519
Internet Content-Information/News - 0.7%		
Dice Holdings*	38,848	557
Travelzoo*	7,055	291
Total Internet Content-Information/News		848
Internet Infrastructure Software - 0.4%		
AsiaInfo Holdings*	25,675	425
Total Internet Infrastructure Software		425
Lasers-Systems/Components - 0.7%		

Coherent*	11,290	510
Newport*	19,275	335
Total Lasers-Systems/Components		845
Machinery-Construction & Mining - 0.3%		
Astec Industries*	9,977	323
Total Machinery-Construction & Mining		323
Machinery-Electrical - 0.3%		
Regal-Beloit	4,337	290
Total Machinery-Electrical		290
Machinery-General Industry - 1.8%		
Applied Industrial Technologies	12,755	414
Chart Industries*	9,202	311
IDEX	9,797	383
Robbins & Myers	14,679	525
Roper Industries	2,400	183
Tennant	6,570	252
Total Machinery-General Industry		2,068
Medical Information Systems - 0.3%		
athenahealth*	7,834	321
Total Medical Information Systems		321
Medical Instruments - 0.7%		
Bruker*	29,660	492
Integra LifeSciences Holdings*	3,004	142
St. Jude Medical*	3,710	159
Total Medical Instruments		793
Medical Labs & Testing Services - 0.2%		
Laboratory Corp of America Holdings*	2,220	195
Total Medical Labs & Testing Services		195
Medical Products - 2.4%		
American Medical Systems Holdings*	18,104	341
Coopers	10,574	596
Hanger Orthopedic Group*	17,491	371
Hospira*	2,990	167
Nxstage Medical*	11,289	281
PSS World Medical*	12,587	284
Zoll Medical*	16,878	628
Total Medical Products		2,668
Medical-Biomedical/Genetic - 1.7%		
Bio-Rad Laboratories, Cl A*	5,625	584
Emergent Biosolutions*	42,345	994
Life Technologies*	7,105	394
Total Medical-Biomedical/Genetic		1,972
Medical-Drugs - 0.1%		
Valeant Pharmaceuticals International	5,895	167
Total Medical-Drugs		167
Medical-Generic Drugs - 0.4%		
Impax Laboratories*	21,060	424
Total Medical-Generic Drugs		424
Medical-Outpatient/Home Medical - 1.4%		
Air Methods*	15,079	848
Almost Family*	5,321	204
Gentiva Health Services*	18,635	496
Total Medical-Outpatient/Home Medical		1,548
Metal Processors & Fabricators - 0.4%		
Ladish*	9,895	481
Total Metal Processors & Fabricators		481
Miscellaneous Manufacturing - 0.4%		
Trimas*	20,505	420
Total Miscellaneous Manufacturing		420
Motion Pictures & Services - 0.3%		
DreamWorks Animation SKG, Cl A*	10,707	316
Total Motion Pictures & Services		316
Multilevel Direct Selling - 0.4%		
Nu Skin Enterprises	15,059	456
Total Multilevel Direct Selling		456
Networking Products - 1.5%		
Acme Packet*	9,786	520
LogMeIn*	14,530	644
Netgear*	16,092	542
Total Networking Products		1,706

Non-Ferrous Metals - 0.4%		
Brush Engineered Materials*	12,115	468
Total Non-Ferrous Metals		468
Oil & Gas Drilling - 0.7%		
Helmerich & Payne	8,405	407
Rowan*	10,278	359
Total Oil & Gas Drilling		766
Oil Companies-Exploration & Production - 2.9%		
Brigham Exploration*	17,115	466
Magnum Hunter Resources*	63,064	454
Northern Oil and Gas*	24,037	654
Oasis Petroleum*	38,024	1,031
Rosetta Resources*	14,355	540
Whiting Petroleum*	1,255	147
Total Oil Companies-Exploration & Production		3,292
Oil Field Machinery & Equipment - 0.6%		
Lufkin Industries	10,508	656
Total Oil Field Machinery & Equipment		656
Oil-Field Services - 1.9%		
CARBO Ceramics	8,234	853
North American Energy Partners*	18,391	225
Oil States International*	6,220	399
Tesco*	41,199	654
Total Oil-Field Services		2,131
Paper & Related Products - 1.1%		
Buckeye Technologies	28,990	609
Rayonier	4,990	262
Schweitzer-Mauduit International	6,221	391
Total Paper & Related Products		1,262
Pharmacy Services - 0.7%		
Catalyst Health Solutions*	12,258	570
SXC Health Solutions*	6,071	260
Total Pharmacy Services		830
Physician Practice Management - 1.6%		
IPC The Hospitalist*	23,434	914
Mednax*	12,770	859
Total Physician Practice Management		1,773
Power Conversion/Supply Equipment - 0.5%		
Hubbell, Cl B	9,167	551
Total Power Conversion/Supply Equipment		551
Property/Casualty Insurance - 1.1%		
Enstar Group*	5,420	458
Hanover Insurance Group	5,765	269
ProAssurance*	8,125	492
Total Property/Casualty Insurance		1,219
Publishing-Books - 0.7%		
John Wiley & Sons, Cl A	16,751	758
Total Publishing-Books		758
Reinsurance - 0.7%		
Allied World Assurance	9,502	565
Reinsurance Group of America	5,265	283
Total Reinsurance		848
REITS-Apartments - 0.2%		
Associated Estates Realty	12,552	192
Total REITS-Apartments		192
REITS-Diversified - 0.3%		
DuPont Fabros Technology	17,470	372
Total REITS-Diversified		372
REITS-Hotels - 0.5%		
Ashford Hospitality Trust*	16,830	162
Hersha Hospitality Trust	61,439	405
Total REITS-Hotels		567
Rental Auto/Equipment - 0.8%		
United Rentals*	41,602	947
Total Rental Auto/Equipment		947
Research&Development - 0.3%		
Parexel International*	17,346	368
Total Research&Development		368
Retail-Apparel/Shoe - 0.9%		
Express*	15,292	287

Guess?	15,716	744
Total Retail-Apparel/Shoe		1,031
Retail-Automobile - 1.0%		
America's Car-Mart*	6,585	178
Group 1 Automotive	14,868	621
Lithia Motors, Cl A	20,100	287
Total Retail-Automobile		1,086
Retail-Discount - 0.3%		
99 Cents Only Stores*	23,008	367
Total Retail-Discount		367
Retail-Home Furnishings - 0.5%		
Pier 1 Imports*	53,645	563
Total Retail-Home Furnishings		563
Retail-Pawn Shops - 0.7%		
Ezcorp, Cl A*	17,945	487
First Cash Financial Services*	9,983	309
Total Retail-Pawn Shops		796
Retail-Perfume & Cosmetics - 0.4%		
Ulta Salon Cosmetics & Fragrance*	12,095	411
Total Retail-Perfume & Cosmetics		411
Retail-Restaurants - 1.1%		
BJ's Restaurants*	9,851	349
Buffalo Wild Wings*	8,170	358
Texas Roadhouse*	31,808	546
Total Retail-Restaurants		1,253
Retail-Sporting Goods - 0.3%		
Hibbett Sports*	9,160	338
Total Retail-Sporting Goods		338
Retail-Vitamins/Nutrition Supplements - 0.5%		
Vitamin Shoppe*	18,529	623
Total Retail-Vitamins/Nutrition Supplements		623
Rubber-Tires - 0.5%		
Cooper Tire & Rubber	24,712	583
Total Rubber-Tires		583
Savings & Loan/Thrifts-Central US - 0.3%		
Capital Federal Financial	25,172	300
Total S&L/Thrifts-Central US		300
Schools - 0.2%		
National American University Holdings	23,167	170
Total Schools		170
Seismic Data Collection - 0.2%		
OYO Geospace*	2,800	278
Total Seismic Data Collection		278
Semiconductor Components-Integrated Circuits - 2.0%		
Anadigics*	55,381	384
Atmel*	37,337	460
Cirrus Logic*	25,343	405
Emulex*	34,532	403
Standard Microsystems*	8,320	240
TriQuint Semiconductor*	31,077	363
Total Semiconductor Components-Integrated Circuits		2,255
Semiconductor Equipment - 1.4%		
Amtech Systems*	12,650	318
Entegris*	76,498	571
Nanometrics*	26,485	340
Veeco Instruments*	9,245	397
Total Semiconductor Equipment		1,626
Superconductor Production & Systems - 0.1%		
American Superconductor*	5,758	165
Total Superconductor Production & Systems		165
Telecommunication Equipment - 1.1%		
Anaren Inc*	20,095	419
Plantronics	23,385	870
Total Telecommunication Equipment		1,289
Telecommunication Equipment-Fiber Optics - 1.6%		
Finisar*	53,355	1,584
Harmonic*	24,205	207
Total Telecommunication Equipment-Fiber Optics		1,791
Telecommunication Services - 0.3%		
NeuStar, Cl A*	13,580	354

Total Telecommunication Services		354
Theaters - 0.9%		
Cinemark Holdings	25,365	437
National CineMedia	29,389	585
Total Theaters		1,022
Toys - 0.5%		
Hasbro	7,835	370
Leapfrog Enterprises*	41,260	229
Total Toys		599
Transactional Software - 0.8%		
Synchronoss Technologies*	14,200	379
VeriFone Systems*	14,885	574
Total Transactional Software		953
Transport-Air Freight - 0.4%		
Atlas Air Worldwide Holdings*	7,725	431
Total Transport-Air Freight		431
Transport-Equipment & Leasing - 0.4%		
Greenbrier*	20,133	423
Total Transport-Equipment & Leasing		423
Transport-Services - 0.3%		
HUB Group, Cl A*	8,937	314
Total Transport-Services		314
Travel Services - 0.4%		
Interval Leisure Group*	25,615	413
Total Travel Services		413
Veterinary Diagnostics - 0.4%		
Neogen Corp*	12,100	497
Total Veterinary Diagnostics		497
Virtual Reality Products - 0.8%		
RealD*	35,990	933
Total Virtual Reality Products		933
Water - 0.2%		
Pico Holdings*	5,590	178
Total Water		178
Wire & Cable Products - 0.5%		
General Cable*	14,621	513
Total Wire & Cable Products		513
Wireless Equipment - 0.5%		
Aruba Networks*	25,893	541
Total Wireless Equipment		541
Total Common Stock (Cost $85,348)		**112,074**
Investment Company - 0.2%		
Growth-Small Cap - 0.2%		
iShares Russell 2000 Growth Index Fund	2,391	209
Total Growth-Small Cap		209
Total Investment Company (Cost $192)		**209**
Affiliated Mutual Fund - 1.0%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	1,175,754	1,176
Total Affiliated Mutual Fund - (Cost $1,176)		**1,176**
Total Investments - 100.2% (Cost $86,716)†		**113,459**
Other Assets and Liabilities, Net - (0.2)%		**(235)**
Total Net Assets - 100.0%	$	**113,224**

 * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

 ADR - American Depositary Receipt
 Cl - Class
 REITs - Real Estate Investment Trusts
 R&D - Research and Development
 S&L - Savings and Loan

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $86,716 (000), and the unrealized appreciation and depreciation were $27,280(000) and $(537) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 112,074	$ -	$ -	$ 112,074
Investment Company	209	-	-	209
Affiliated Mutual Fund	1,176	-	-	1,176
Total Investments	$ 113,459	$ -	$ -	$ 113,459

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual TS&W Mid-Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 95.9%		
Aerospace/Defense-Equipment - 1.0%		
Alliant Techsystems*	41,250	$ 3,070
Total Aerospace/Defense-Equipment		3,070
Agricultural Chemicals - 1.3%		
CF Industries Holdings	30,400	4,108
Total Agricultural Chemicals		4,108
Apparel Manufacturers - 0.5%		
VF	16,800	1,448
Total Apparel Manufacturers		1,448
Auto-Medium & Heavy Duty Trucks - 2.4%		
Oshkosh*	220,000	7,753
Total Auto-Medium & Heavy Duty Trucks		7,753
Beverages-Non-Alcoholic - 1.6%		
Coca-Cola Enterprises	206,300	5,164
Total Beverages-Non-Alcoholic		5,164
Chemicals-Specialty - 0.9%		
Lubrizol	25,500	2,725
Total Chemicals-Specialty		2,725
Commercial Services-Finance - 2.8%		
H&R Block	339,934	4,048
Lender Processing Services	162,400	4,794
Total Commercial Services-Finance		8,842
Computers-Memory Devices - 2.6%		
SanDisk*	81,600	4,069
Western Digital*	127,600	4,326
Total Computers-Memory Devices		4,326
Consulting Services - 2.5%		
SAIC*	305,400	4,844
Towers Watson, Cl A	61,600	3,207
Total Consulting Services		8,051
Containers-Metal/Glass - 1.4%		
Crown Holdings*	132,700	4,429
Total Containers-Metal/Glass		4,429
Containers-Paper/Plastic - 1.9%		
Bemis	146,300	4,778
Packaging Corp of America	56,800	1,468
Total Containers-Paper/Plastic		6,246
Data Processing/Management - 1.8%		
Fidelity National Information Services	206,386	5,653
Total Data Processing/Management		5,653
Diversified Manufacturing Operations - 1.5%		
ITT	90,100	4,695
Total Diversified Manufacturing Operations		4,695
E-Commerce/Services - 1.2%		
Expedia	151,000	3,788
Total E-Commerce/Services		3,788
Electric-Integrated - 7.9%		
CMS Energy	508,600	9,460
OGE Energy	115,700	5,269
PG&E	218,600	10,458
Total Electric-Integrated		25,187
Electronic Components-Miscellaneous - 1.0%		
Garmin	105,000	3,254
Total Electronic Components-Miscellaneous		3,254
Electronic Components-Semiconductors - 1.5%		
Micron Technology*	409,900	3,287
Skyworks Solutions*	57,800	1,655
Total Electronic Components-Semiconductors		4,942
Engineering/R&D Services - 3.7%		
EMCOR Group*	169,796	4,921
Foster Wheeler*	202,900	7,004
Total Engineering/R&D Services		11,925
Finance-Investment Banker/Broker - 1.9%		
TD Ameritrade Holding	328,900	6,246
Total Finance-Investment Banker/Broker		6,246
Financial Guarantee Insurance - 0.5%		

MGIC Investment*	164,900	1,680
Total Financial Guarantee Insurance		1,680
Food-Miscellaneous/Diversified - 1.7%		
Ralcorp Holdings*	85,600	5,565
Total Food-Miscellaneous/Diversified		5,565
Gas-Distribution - 7.8%		
CenterPoint Energy	606,950	9,541
NiSource	303,100	5,341
Sempra Energy	194,100	10,186
Total Gas-Distribution		25,068
Independent Power Producer - 0.5%		
NRG Energy*	84,100	1,643
Total Independent Power Producer		1,643
Insurance Brokers - 3.6%		
AON	147,209	6,773
Willis Group Holdings	139,920	4,845
Total Insurance Brokers		11,618
Internet Security - 0.9%		
Symantec*	172,300	2,884
Total Internet Security		2,884
Machinery-Construction & Mining - 0.7%		
Joy Global	27,000	2,342
Total Machinery-Construction & Mining		2,342
Medical Labs & Testing Services - 2.5%		
Quest Diagnostics	147,200	7,944
Total Medical Labs & Testing Services		7,944
Medical Products - 0.9%		
Hospira*	49,500	2,757
Total Medical Products		2,757
Medical-Drugs - 5.1%		
Cephalon*	91,100	5,623
Forest Laboratories*	222,500	7,116
Valeant Pharmaceuticals International	129,900	3,675
Total Medical-Drugs		16,414
Medical-Wholesale Drug Distributors - 3.0%		
AmerisourceBergen	279,900	9,550
Total Medical-Wholesale Drug Distributors		9,550
Motion Pictures & Services - 0.4%		
DreamWorks Animation SKG, Cl A*	40,200	1,185
Total Motion Pictures & Services		1,185
Non-Hazardous Waste Disposal - 1.3%		
Republic Services	134,215	4,008
Total Non-Hazardous Waste Disposal		4,008
Oil & Gas Drilling - 0.8%		
Noble	69,800	2,497
Total Oil & Gas Drilling		2,497
Oil Companies-Exploration & Production - 1.5%		
Petrohawk Energy*	86,300	1,575
Whiting Petroleum*	27,000	3,164
Total Oil Companies-Exploration & Production		4,739
Oil Field Machinery & Equipment - 1.5%		
Dresser-Rand Group*	109,400	4,659
Total Oil Field Machinery & Equipment		4,659
Paper & Related Products - 1.8%		
Rayonier	108,100	5,677
Total Paper & Related Products		5,677
Property/Casualty Insurance - 3.8%		
Arch Capital Group*	33,650	2,963
HCC Insurance Holdings	319,100	9,235
Total Property/Casualty Insurance		12,198
Publishing-Books - 0.5%		
John Wiley & Sons, Cl A	36,094	1,633
Total Publishing-Books		1,633
Real Estate Management/Services - 0.5%		
CB Richard Ellis Group, Cl A*	77,800	1,593
Total Real Estate Management/Services		1,593
Reinsurance - 1.5%		
PartnerRe	60,600	4,869
Total Reinsurance		4,869
REITs-Health Care - 1.4%		
Health Care REIT	97,400	4,640
Total REITs-Health Care		4,640
REITs-Mortgage - 2.3%		

Annaly Capital Management	418,800	7,505
Total REITs-Mortgage		7,505
Rental Auto/Equipment - 0.9%		
Hertz Global Holdings*	197,000	2,855
Total Rental Auto/Equipment		2,855
Retail-Apparel/Shoe - 3.3%		
Aeropostale*	277,950	6,849
Ross Stores	58,000	3,669
Total Retail-Apparel/Shoe		10,518
Retail-Computer Equipment - 1.3%		
GameStop, Cl A*	183,100	4,189
Total Retail-Computer Equipment		4,189
Retail-Consumer Electronics - 1.0%		
RadioShack	170,000	3,143
Total Retail-Consumer Electronics		3,143
Retail-Major Department Store - 2.5%		
TJX	181,000	8,035
Total Retail-Major Department Store		8,035
Satellite Telecommunications - 1.2%		
EchoStar, Cl A*	157,225	3,926
Total Satellite Telecommunications		3,926
Telephone-Integrated - 1.8%		
Windstream	417,300	5,817
Total Telephone-Integrated		5,817
Total Common Stock (Cost $258,861)		**307,072**
Affiliated Mutual Fund - 3.9%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	12,460,740	12,461
Total Affiliated Mutual Fund - (Cost $12,461)		**12,461**
Total Investments - 99.8% (Cost $271,322)†		**319,533**
Other Assets and Liabilities, Net - 0.2%		**632**
Total Net Assets - 100.0%		**$ 320,165**

* Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

Cl - Class
R&D - Research and Development
REITs - Real Estate Investment Trusts

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $271,322 (000), and the unrealized appreciation and depreciation were $50,699(000) and $(2,488) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 307,072	$ -	$ -	$ 307,072
Affiliated Mutual Fund	12,461	-	-	12,461
Total Investments	$ 319,533	$ -	$ -	$ 319,533

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual TS&W Small Cap Value Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 95.0%		
Aerospace/Defense-Equipment - 2.7%		
Curtiss-Wright	34	$ 1,119
Kaman	20	581
Orbital Sciences*	79	1,358
Total Aerospace/Defense-Equipment		3,058
Agricultural Operations - 1.3%		
Andersons	42	1,519
Total Agricultural Operations		1,519
Airlines - 1.2%		
Hawaiian Holdings*	178	1,399
Total Airlines		1,399
Apparel Manufacturers - 3.4%		
Carter's*	53	1,570
Quicksilver*	185	938
True Religion Apparel*	61	1,367
Total Apparel Manufacturers		3,875
Auto/Truck Parts & Equipment-Original - 0.4%		
Fuel Systems Solutions*	14	400
Total Auto/Truck Parts & Equipment-Original		400
Batteries/Battery Systems - 1.8%		
EnerSys*	62	1,998
Total Batteries/Battery Systems		1,998
Building Products-Doors & Windows - 0.4%		
Apogee Enterprises	36	481
Total Building Products-Doors & Windows		481
Casino Hotels - 0.5%		
Ameristar Casinos	38	597
Total Casino Hotels		597
Chemicals-Diversified - 1.4%		
Solutia*	70	1,623
Total Chemicals-Diversified		1,623
Chemicals-Plastics - 1.7%		
A Schulman	65	1,476
Spartech*	51	474
Total Chemicals-Plastics		1,950
Circuit Boards - 0.7%		
Multi-Fineline Electronix*	30	792
Total Circuit Boards		792
Commercial Banks-Central US - 4.8%		
First Financial Bancorp	31	564
First Financial Bankshares	9	445
Sterling Bancshares	251	1,764
Texas Capital Bancshares*	46	978
Wintrust Financial	53	1,734
Total Commercial Banks-Central US		5,485
Commercial Banks-Western US - 5.3%		
Columbia Banking System	66	1,392
Iberiabank	30	1,768
SVB Financial Group*	38	2,027
Western Alliance Bancorp*	106	778
Total Commercial Banks-Western US		5,965
Commercial Services-Finance - 4.3%		
Coinstar*	29	1,609
Euronet Worldwide*	70	1,229
Net 1 UEPS Technologies*	73	893
Wright Express*	25	1,136
Total Commercial Services-Finance		4,867
Consulting Services - 0.5%		
FTI Consulting*	16	589
Total Consulting Services		589
Containers-Paper/Plastic - 0.8%		
Temple-Inland	41	875
Total Containers-Paper/Plastic		875
Data Processing/Management - 0.4%		
CSG Systems International*	24	451
Total Data Processing/Management		451
Distribution/Wholesale - 1.4%		
MWI Veterinary Supply*	14	859
Watsco	12	776
Total Distribution/Wholesale		1,635

Diversified Manufacturing Operations - 1.6%		
Actuant, Cl A	70	1,863
Total Diversified Manufacturing Operations		1,863
E-Commerce/Products - 0.6%		
NutriSystem	33	688
Total E-Commerce/Products		688
Electric-Integrated - 3.0%		
Cleco	56	1,710
Unisource Energy	46	1,641
Total Electric-Integrated		3,351
Electronic Components-Semiconductors - 0.8%		
International Rectifier*	31	906
Total Electronic Components-Semiconductors		906
E-Marketing/Information - 1.0%		
ValueClick*	74	1,185
Total E-Marketing/Information		1,185
Enterprise Software/Services - 0.7%		
SYNNEX*	26	802
Total Enterprise Software/Services		802
Filtration/Separation Products - 0.9%		
Polypore International*	26	1,047
Total Filtration/Separation Products		1,047
Finance-Consumer Loans - 2.3%		
Ocwen Financial*	82	783
World Acceptance*	34	1,806
Total Finance-Consumer Loans		2,589
Financial Guarantee Insurance - 1.0%		
MGIC Investment*	116	1,183
Total Financial Guarantee Insurance		1,183
Food-Miscellaneous/Diversified - 0.7%		
Hain Celestial Group*	29	771
Total Food-Miscellaneous/Diversified		771
Gas-Distribution - 1.3%		
Southwest Gas	41	1,489
Total Gas-Distribution		1,489
Gold Mining - 0.9%		
Royal Gold	19	1,032
Total Gold Mining		1,032
Instruments-Controls - 0.5%		
Watts Water Technologies	15	545
Total Instruments-Controls		545
Investment Management/Advisory Services - 0.5%		
Altisource Portfolio Solutions*	19	536
Total Investment Management/Advisory Services		536
Machinery-General Industry - 0.5%		
Manitowoc	45	590
Total Machinery-General Industry		590
Machinery-Material Handling - 0.5%		
NACCO Industries, Cl A	6	596
Total Machinery-Material Handling		596
Medical-Drugs - 0.7%		
Medicis Pharmaceutical, Cl A	30	806
Total Medical-Drugs		806
Medical-HMO - 1.7%		
Healthspring*	72	1,921
Total Medical-HMO		1,921
Medical-Hospitals - 1.5%		
Health Management Associates, Cl A*	181	1,722
Total Medical-Hospitals		1,722
Medical-Nursing Homes - 0.3%		
Kindred Healthcare*	20	362
Total Medical-Nursing Homes		362
Medical-Outpatient/Home Medical - 1.2%		
Air Methods*	13	715
Almost Family*	17	638
Total Medical-Outpatient/Home Medical		1,353
Metal Processors & Fabricators - 1.0%		
Dynamic Materials	23	521
LB Foster, Cl A*	14	561
Total Metal Processors & Fabricators		1,082
Multimedia - 0.8%		
EW Scripps, Cl A*	86	868
Total Multimedia		868
Non-Ferrous Metals - 0.3%		
USEC*	50	303
Total Non-Ferrous Metals		303
Oil & Gas Drilling - 0.8%		
Patterson-UTI Energy	40	851

Total Oil & Gas Drilling		851
Oil Companies-Exploration & Production - 1.2%		
Venoco*	77	1,413
Total Oil Companies-Exploration & Production		1,413
Oil Refining & Marketing - 1.5%		
Holly	42	1,712
Total Oil Refining & Marketing		1,712
Oil-Field Services - 1.6%		
Helix Energy Solutions Group*	49	597
Newpark Resources*	189	1,165
Total Oil-Field Services		1,762
Paper & Related Products - 1.3%		
Schweitzer-Mauduit International	24	1,495
Total Paper & Related Products		1,495
Pharmacy Services - 1.5%		
SXC Health Solutions*	39	1,663
Total Pharmacy Services		1,663
Power Conversion/Supply Equipment - 0.8%		
Power-One*	83	847
Total Power Conversion/Supply Equipment		847
Printing-Commercial - 1.7%		
Consolidated Graphics*	11	533
Valassis Communications*	44	1,433
Total Printing-Commercial		1,966
Property/Casualty Insurance - 1.0%		
Tower Group	44	1,132
Total Property/Casualty Insurance		1,132
REITS-Diversified - 1.3%		
PS Business Parks	26	1,443
Total REITS-Diversified		1,443
REITS-Health Care - 1.3%		
Omega Healthcare Investors	66	1,483
Total REITS-Health Care		1,483
REITS-Hotels - 2.1%		
Ashford Hospitality Trust*	53	512
LaSalle Hotel Properties	72	1,890
Total REITS-Hotels		2,402
REITS-Mortgage - 1.0%		
Capstead Mortgage	92	1,155
Total REITS-Mortgage		1,155
REITS-Office Property - 2.5%		
BioMed Realty Trust	80	1,499
Brandywine Realty Trust	118	1,371
Total REITS-Office Property		2,870
Rental Auto/Equipment - 1.1%		
Rent-A-Center	39	1,259
Total Rental Auto/Equipment		1,259
Retail-Apparel/Shoe - 0.8%		
JOS A Bank Clothiers*	23	935
Total Retail-Apparel/Shoe		935
Retail-Automobile - 0.5%		
America's Car-Mart*	20	544
Total Retail-Automobile		544
Retail-Office Supplies - 0.7%		
OfficeMax*	48	841
Total Retail-Office Supplies		841
Retail-Pawn Shops - 2.6%		
Cash America International	45	1,677
First Cash Financial Services*	39	1,212
Total Retail-Pawn Shops		2,889
Schools - 0.2%		
Capella Education*	3	213
Total Schools		213
Telecommunication Equipment - 2.4%		
Comtech Telecommunications	36	996
Plantronics	45	1,675
Total Telecommunication Equipment		2,671
Theaters - 1.3%		
Cinemark Holdings	85	1,462
Total Theaters		1,462
Toys - 0.5%		
Jakks Pacific*	31	567
Total Toys		567
Transport-Air Freight - 1.6%		
Atlas Air Worldwide Holdings*	33	1,842
Total Transport-Air Freight		1,842
Transport-Equipment & Leasing - 0.5%		
TAL International Group	19	574

Total Transport-Equipment & Leasing		574
Transport-Marine - 0.5%		
Gulfmark Offshore, Cl A*	18	553
Total Transport-Marine		553
Transport-Services - 1.7%		
Bristow Group*	41	1,956
Total Transport-Services		1,956
Transport-Truck - 1.5%		
Old Dominion Freight Line*	53	1,703
Total Transport-Truck		1,703
Wireless Equipment - 2.2%		
Ceragon Networks*	68	898
RF Micro Devices*	216	1,588
Total Wireless Equipment		2,486
Total Common Stock (Cost $81,792)		**107,838**
Investment Company - 1.0%		
Value-Small Cap - 1.0%		
iShares Russell 2000 Value Index Fund	15,900	1,130
Total Value-Small Cap		1,130
Total Investment Company (Cost $1,061)		**1,130**
Affiliated Mutual Fund - 4.4%		
Old Mutual Cash Reserves Fund,		
Institutional Class, 0.07% (A)	5,008,965	5,009
Total Affiliated Mutual Fund - (Cost $5,009)		**5,009**
Total Investments - 100.4% ($87,862)†		**113,977**
Other Assets and Liabilities, Net - (0.4)%		**(448)**
Total Net Assets 100.0%		**$ 113,529**

 * Non-income producing security.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

Cl - Class
HMO - Health Maintenance Organization
REITs - Real Estate Investment Trusts

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $87,862 (000), and the unrealized appreciation and depreciation were $26,934 (000) and $(819) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Common Stock	$ 107,838	$ -	$ -	$ 107,838
Investment Company	1,130	-	-	1,130
Affiliated Mutual Fund	5,009	-	-	5,009
Total Investments	$ 113,977	$ -	$ -	$ 113,977

The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Face Amount (000)/ Shares	Value (000)
Corporate Bond - 50.1%		
Alltel		
7.000%, 07/01/12	$ 155	$ 168
Altria Group		
9.700%, 11/10/18	155	204
American Express		
8.150%, 03/19/38	110	149
American Express Credit, MTN,		
5.875%, 05/02/13	240	261
Anheuser-Busch InBev Worldwide		
3.000%, 10/15/12	200	206
AT&T		
5.100%, 09/15/14	275	301
AT&T 144A,		
5.350%, 09/01/40	123	116
Avis Budget Finance		
7.750%, 05/15/16	200	204
Bank of New York Mellon		
4.950%, 11/01/12	95	102
Baxter International		
1.800%, 03/15/13	95	96
Bear Stearns		
7.250%, 02/01/18	95	113
6.400%, 10/02/17	260	296
Becton Dickinson		
3.250%, 11/12/20	150	141
Berkshire Hathaway		
1.400%, 02/10/12	390	393
Berkshire Hathaway Finance		
5.750%, 01/15/40	150	158
Best Buy		
6.750%, 07/15/13	190	210
Burlington Northern Santa Fe		
7.950%, 08/15/30	85	108
CA		
5.375%, 12/01/19	85	88
Calfrac Holdings 144A,		
7.500%, 12/01/20	120	122
Cameron International		
6.375%, 07/15/18	95	105
Canadian Imperial Bank of Commerce		
1.450%, 09/13/13	185	184
Caterpillar Financial Services, MTN,		
6.125%, 02/17/14	215	242
Cequel Communications Holdings I		
and Cequel Capital 144A,		
8.625%, 11/15/17	175	183
Citigroup		
6.125%, 11/21/17	90	99
6.010%, 01/15/15	235	258
CME Group		
5.750%, 02/15/14	180	199
CNA Financial		
7.350%, 11/15/19	100	110
Coca-Cola		
0.750%, 11/15/13	380	375
Columbus Southern Power		
5.500%, 03/01/13	235	253
Comcast		
6.300%, 11/15/17	210	240
5.875%, 02/15/18	90	100
ConocoPhillips		
5.750%, 02/01/19	175	199
4.600%, 01/15/15	210	229
Cooper United States		
3.875%, 12/15/20	100	98
2.375%, 01/15/16	230	227

Costco Wholesale		
5.300%, 03/15/12	270	284
Countrywide Financial		
5.800%, 06/07/12	95	100
Covidien International Finance		
5.450%, 10/15/12	160	172
CSC Holdings		
8.625%, 02/15/19	175	198
Dell		
3.375%, 06/15/12	110	114
DIRECTV Holdings		
6.350%, 03/15/40	65	68
3.550%, 03/15/15	190	193
Dominion Resources		
8.875%, 01/15/19	70	91
5.600%, 11/15/16	160	180
Dow Chemical		
4.250%, 11/15/20	80	77
2.500%, 02/15/16	65	62
Duke Energy Indiana		
6.050%, 06/15/16	175	199
E.I. du Pont de Nemours		
5.875%, 01/15/14	33	37
3.250%, 01/15/15	235	244
Eaton		
5.600%, 05/15/18	150	166
eBay		
0.875%, 10/15/13	110	109
Energy Transfer Partners LP		
9.000%, 04/15/19	95	119
8.500%, 04/15/14	245	284
Enterprise Products Operating		
6.125%, 10/15/39	135	141
5.650%, 04/01/13	170	183
ERP Operating LP		
5.125%, 03/15/16	195	210
Exelon Generation		
6.250%, 10/01/39	135	136
Express Scripts		
6.250%, 06/15/14	245	274
Frac Tech Services 144A,		
7.125%, 11/15/18	150	152
France Telecom		
4.375%, 07/08/14	125	134
General Electric Capital		
5.900%, 05/13/14	160	177
5.875%, 01/14/38	280	291
5.625%, 05/01/18	160	174
Goldman Sachs Group		
6.750%, 10/01/37	95	97
5.950%, 01/18/18	245	266
Goodyear Tire & Rubber		
10.500%, 05/15/16	95	108
Hewlett-Packard		
6.125%, 03/01/14	180	204
Honeywell International		
4.250%, 03/01/13	215	230
Hospira		
6.050%, 03/30/17	140	157
International Business Machines		
7.625%, 10/15/18	250	318
4.750%, 11/29/12	180	193
ITT		
4.900%, 05/01/14	315	338
John Deere Capital, MTN,		
4.900%, 09/09/13	245	267
JPMorgan Chase		
3.700%, 01/20/15	240	248
Koninklijke Philips Electronics		
5.750%, 03/11/18	100	112
Kraft Foods		
6.500%, 02/09/40	100	112
Leucadia National		
7.125%, 03/15/17	100	103
Lorillard Tobacco		
8.125%, 06/23/19	115	128
Marathon Oil		
6.000%, 10/01/17	135	153

Masco		
6.125%, 10/03/16	125	128
Medassets 144A,		
8.000%, 11/15/18	120	121
Medtronic		
3.000%, 03/15/15	380	390
Merrill Lynch		
6.500%, 07/15/18	250	262
6.400%, 08/28/17	325	344
MetLife		
5.375%, 12/15/12	180	193
Midamerican Energy Holdings		
5.875%, 10/01/12	200	216
NASDAQ OMX Group		
5.550%, 01/15/20	75	76
4.000%, 01/15/15	75	76
National Fuel Gas		
8.750%, 05/01/19	105	127
National Rural Utilities Cooperative		
1.125%, 11/01/13	155	153
Navistar International		
8.250%, 11/01/21	175	188
New Albertsons		
8.000%, 05/01/31	175	131
Nisource Finance		
10.750%, 03/15/16	95	127
Nova Chemicals		
8.625%, 11/01/19	175	191
Novartis Capital		
4.125%, 02/10/14	190	203
2.900%, 04/24/15	250	257
NRG Energy		
7.375%, 01/15/17	175	180
Omnicare		
7.750%, 06/01/20	200	206
Petrobras International Finance		
6.875%, 01/20/40	50	53
PNC Funding		
4.250%, 09/21/15	280	294
PPG Industries		
1.900%, 01/15/16	80	76
Prudential Financial, MTN,		
5.100%, 09/20/14	155	166
PSEG Power		
7.750%, 04/15/11	55	56
6.950%, 06/01/12	285	307
QVC 144A,		
7.500%, 10/01/19	275	289
Qwest		
8.875%, 03/15/12	155	168
Rabobank Nederland, MTN,		
2.125%, 10/13/15	160	155
Rent-A-Center 144A,		
6.625%, 11/15/20	175	174
Rogers Communications		
5.500%, 03/15/14	150	164
Sempra Energy		
6.500%, 06/01/16	115	134
Simon Property Group LP		
5.750%, 12/01/15	140	156
SLM, MTN,		
5.375%, 01/15/13	175	178
Southern Power		
6.250%, 07/15/12	240	258
Spectra Energy Capital		
5.668%, 08/15/14	135	149
5.650%, 03/01/20	135	143
Starwood Hotels & Resorts Worldwide		
7.875%, 10/15/14	300	341
State Street		
4.300%, 05/30/14	110	118
Targa Resources Partners LP /		
Targa Resources Partners		
Finance 144A,		
7.875%, 10/15/18	205	215
Teck Resources		
10.250%, 05/15/16	118	146
6.000%, 08/15/40	75	79

Telecom Italia Capital		
4.950%, 09/30/14	80	82
Telefonica Emisiones SAU		
4.949%, 01/15/15	75	78
Tesoro		
9.750%, 06/01/19	245	271
Thermo Fisher Scientific		
3.200%, 05/01/15	105	107
Time Warner Cable		
6.750%, 07/01/18	275	321
TransCanada PipeLines		
7.625%, 01/15/39	150	194
Travelers Property Casualty		
5.000%, 03/15/13	165	178
Tyco Electronics Group		
6.550%, 10/01/17	210	239
Tyco International Finance		
8.500%, 01/15/19	145	186
Union Electric		
6.700%, 02/01/19	185	216
United Parcel Service		
3.125%, 01/15/21	305	283
United Rentals North America		
9.250%, 12/15/19	200	223
US Bancorp, MTN,		
1.375%, 09/13/13	195	195
Valero Energy		
9.375%, 03/15/19	60	74
6.625%, 06/15/37	75	76
Verizon Wireless Capital		
8.500%, 11/15/18	225	294
Wal-Mart Stores		
5.000%, 10/25/40	75	73
Waste Management		
7.375%, 03/11/19	105	127
Westar Energy		
6.000%, 07/01/14	70	78
Westpac Banking		
2.250%, 11/19/12	175	179
Willis North America		
6.200%, 03/28/17	100	103
Wyeth		
5.500%, 02/01/14	560	623
Xcel Energy		
5.613%, 04/01/17	377	409
Xerox		
5.500%, 05/15/12	165	174
Total Corporate Bond		
(Cost $24,639)		26,311
U.S. Government Agency Obligations - 26.7%		
FNMA		
6.500%, 09/01/36	471	526
6.000%, 11/01/36	124	136
6.000%, 04/01/39	382	416
5.500%, 12/01/35	289	310
5.500%, 01/01/36	259	278
5.500%, 02/01/36	172	185
5.500%, 04/01/36	56	61
5.500%, 11/01/36	262	281
5.500%, 11/01/36	925	990
5.500%, 12/01/36	459	492
5.500%, 08/01/37	244	263
5.500%, 03/01/38	275	295
5.500%, 06/01/38	363	388
5.500%, 12/01/38	415	446
5.125%, 01/02/14	235	258
5.000%, 12/01/23	121	128
5.000%, 03/01/36	276	291
5.000%, 03/01/38	900	947
5.000%, 05/01/38	863	907
5.000%, 07/01/40	997	1,048
4.500%, 04/01/24	169	179
FHLMC Gold		
6.000%, 09/01/37	186	202
6.000%, 12/01/37	104	113
5.500%, 11/01/36	149	159
5.500%, 12/01/36	239	256
5.500%, 12/01/37	1,056	1,130

5.500%, 10/01/39	346	369
5.000%, 04/01/23	177	187
5.000%, 11/01/23	136	143
5.000%, 09/01/35	339	357
4.500%, 05/01/25	1,388	1,459
3.500%, 10/01/25	188	189
GNMA		
5.500%, 02/15/40	587	635
Total U.S. Government Agency Obligations		
(Cost $13,537)		**14,024**
U.S. Treasury Obligations - 14.9%		
U.S. Treasury Bond		
4.375%, 05/15/40	1,520	1,527
U.S. Treasury Note		
2.625%, 11/15/20	3,010	2,839
1.375%, 02/15/12	1,050	1,062
1.250%, 10/31/15	2,440	2,362
Total U.S. Treasury Obligations		
(Cost $8,039)		**7,790**
Mortgage Related 4.7%		
Bear Stearns Commercial Mortgage Securities, CMBS,		
Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	345	370
Bear Stearns Commercial Mortgage Securities, CMBS,		
Ser 2006-PW14, Cl A4		
5.201%, 12/11/38	290	306
Bear Stearns Commercial Mortgage Securities, CMBS,		
Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	455	474
Citigroup Commercial Mortgage Trust, CMBS,		
Ser 2004-C2, Cl A3		
4.380%, 10/15/41	432	435
Citigroup/Deutsche Bank Commercial Mortgage Trust, CMBS,		
Ser 2007-CD5, Cl A4		
5.886%, 11/15/44 (B)	320	342
JP Morgan Chase Commercial Mortgage Securities, CMBS,		
Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	247	251
Prime Mortgage Trust, CMO,		
Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	285	289
Total Mortgage Related (Cost $2,220)		**2,467**
Asset-Backed Securities - 1.2%		
Automobile 0.4%		
Honda Auto Receivables		
Owner Trust,		
Ser 2009-3, Cl A4		
3.300%, 09/15/15	205	213
Total Automobile		**213**
Other - 0.8%		
CNH Equipment Trust,		
Ser 2010-C, Cl A3		
1.170%, 05/15/15	210	210
John Deere Owner Trust,		
Ser 2009-A, Cl A4		
3.960%, 05/16/16	100	104
John Deere Owner Trust,		
Ser 2009-A, Cl A3		
2.590%, 10/15/13	98	99
Total Other		**413**
Total Asset-Backed Securities (Cost $613)		**626**
Affiliated Mutual Fund - 1.9%		
Old Mutual Cash Reserves Fund,		
Institutional Class, 0.07% (A)	991,133	991
Total Affiliated Mutual Fund (Cost $991)		**991**
Total Investments - 99.5 % (Cost $50,039)†		**52,209**
Other Assets and Liabilities, Net - 0.5%		**260**
Total Net Assets 100.0%	$	**52,469**

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2010, the value of these securities amounted to $1,372 (000), representing 2.6% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective
 (B) Variable Rate Security - The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

Cl - Class
CMBS - Commercial Mortgage-Backed Security
CMO - Collateralized Mortgage Obligation
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
LP - Limited Partnership
MTN - Medium Term Note
Ser - Series

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $50,039 (000), and the unrealized appreciation and depreciation were $2,544(000) and $(374) (000), respectively.

 Cost figures are shown with "000's" omitted.

Other Information:

follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ -	$ 26,311	$ -	$ 26,311
U.S. Government Agency Obligations	-	14,024	-	14,024
Mortgage Related	-	2,467	-	2,467
U.S. Treasury Obligations	-	7,790	-	7,790
Asset-Backed Securities	-	626	-	626
Affiliated Mutual Fund	991	-	-	991
Total Investments	$ 991	$ 51,218	$ -	$ 52,209

which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Commercial Paper (A) 58.3%		
Antalis US Funding 144A,		
0.290% 01/12/11	$ 3,000	$ 3,000
Atlantic Asset Securitization 144A,		
0.270% 01/20/11	1,500	1,500
Bank of America		
0.270% 01/24/11	2,000	2,000
Barclays US Funding		
0.270% 02/02/11	3,000	2,999
BNP Paribas Finance		
0.360% 01/10/11	700	700
BNZ International Funding 144A,		
0.300% 02/28/11	650	650
0.290% 02/17/11	800	800
BPCE 144A,		
0.280% 01/12/11	1,207	1,207
Cancara Asset Securitization 144A,		
0.300% 03/11/11	3,000	2,998
0.280% 01/18/11	500	500
Commonwealth Bank Australia 144A,		
0.240% 01/24/11	1,700	1,700
Credit Agricole North America		
0.200% 01/03/11	1,000	1,000
Danske 144A,		
0.290% 02/11/11	3,500	3,499
Grampian Funding 144A,		
0.300% 01/24/11	3,000	2,999
KFW		
0.500% 01/20/11	1,000	1,002
Nationwide Building Society 144A,		
0.300% 03/09/11	3,000	2,998
Natixis US Finance		
0.320% 02/01/11	1,000	1,000
0.280% 01/18/11	1,000	1,000
Nieuw Amsterdam Receivables 144A,		
0.230% 01/05/11	4,000	4,000
Regency Markets 144A,		
0.300% 03/10/11	3,000	2,998
Royal Bank of Scotland Group 144A,		
0.270% 01/28/11	3,000	2,999
Scaldis Capital 144A,		
0.290% 01/25/11	2,500	2,499
0.260% 01/07/11	1,500	1,500
Sheffield Receivables 144A,		
0.270% 01/19/11	750	750
0.250% 02/14/11	250	250
0.230% 01/06/11	2,000	2,000
Skandinaviska Enskilda Bank 144A,		
0.320% 02/07/11	1,000	1,000
Swedbank		
0.360% 02/03/11	4,000	3,999
Thames Asset Global Securitization 144A,		
0.270% 02/22/11	3,000	2,999
0.270% 01/18/11	1,000	1,000
Versailles Commercial Paper 144A,		
0.340% 02/01/11	4,000	3,999
Wells Fargo Bank, N.A.		
0.390% 01/12/11	4,000	4,000
Total Commercial Paper (Cost $65,545)		**65,545**
Certificates of Deposit - 15.0%		
BNP Paribas New York Branch		
0.310% 02/09/11	2,000	2,000
0.300% 01/27/11	1,000	1,000
Credit Agricole Corporate and		
Investment Bank/ New York		
0.450% 01/11/11	3,000	3,000
Dexia Credit Sa 144A,		
0.460% 01/20/11	3,000	3,000

KBC Bank NV/New York NY		
0.600% 02/08/11	1,000	1,000
0.420% 02/22/11	2,000	2,000
Natixis New York Branch		
0.320% 01/18/11	500	500
Royal Bank of Canada		
0.260% 02/24/11	300	300
Skandinaviska Enskilda Bank		
0.350% 01/12/11	673	673
Societe Generale North America		
0.290% 01/21/11	3,000	3,000
Svenska Handelsbank		
0.300% 01/18/11	369	369
Total Certificates of Deposit (Cost $16,842)		**16,842**
Variable Rate Demand Note - 0.7%		
General Electric Capital		
0.340% 01/26/11	325	325
Morgan Stanley		
0.540% 01/18/11	500	500
Total Variable Rate Demand Note (Cost $825)		**825**
Repurchase Agreements (B) - 25.9%		
Bank of America Agency Backed Repurchase Agreement		
0.250%, dated 12/31/2010,		
to be repurchased on 01/03/2011,		
repurchased price $19,200,400		
(collaterized by various U.S.		
Government Obligations valued		
at $18,347,000, 1.500%-6.250%		
02/04/2040-04/01/2056		
total market value $19,453,571)	19,200	19,200
Barclays Agency Backed Repurchase Agreement		
0.150%, dated 12/31/2010,		
to be repurchased on 01/03/2011,		
repurchased price $10,000,125		
(collaterized by various U.S.		
Government Obligations valued		
at $20,256,623, 0.625%-7.500%		
12/31/11-03/15/2039		
total market value $10,148,607)	10,000	10,000
Total Repurchase Agreements (Cost $29,200)		**29,200**
Total Investments - 99.9% (Cost $112,412)†		**112,412**
Other Assets and Liabilities, Net - 0.1%		**95**
Total Net Assets 100.0%	$	**112,507**

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2010, the value of these securities amounted to $51 (000), representing 45.2% of the net assets of the Old Mutual Cash Reserves Fund.

(A) Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.
(B) Tri-party repurchase agreement.

Cost figures are shown with "000's" omitted.

† For federal tax purposes, the Fund's approximate tax cost basis is equal to book cost.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Commercial Paper	$ -	$ 65,545	$ -	$ 65,545
Certificates of Deposit	-	16,842	-	16,842
Variable Rate Demand Note	-	825	-	825
Repurchase Agreement	-	29,200	-	29,200
Total Investments	$ -	$ 112,412	$ -	$ 112,412

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Dwight High Yield Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Face Amount (000)/Shares	Value (000)
Corporate Bond - 94.7%		
Accuride 144A,		
9.500%, 08/01/18	$ 200	$ 217
Affinity Group 144A,		
11.500%, 12/01/16	100	98
Aircastle		
9.750%, 08/01/18	99	108
Alliance One International		
10.000%, 07/15/16	150	154
Alta Mesa Holdings 144A,		
9.625%, 10/15/18	200	194
American Axle & Manufacturing		
Holdings 144A,		
9.250%, 01/15/17	20	22
AMGH Merger Sub 144A,		
9.250%, 11/01/18	37	39
Appleton Papers 144A,		
10.500%, 06/15/15	100	99
Ashtead Holdings 144A,		
8.625%, 08/01/15	130	135
Associated Materials 144A,		
9.125%, 11/01/17	94	98
Axtel SAB de CV 144A,		
9.000%, 09/22/19	150	143
Bon-Ton Department Stores		
10.250%, 03/15/14	104	106
Brickman Group Holdings 144A,		
9.125%, 11/01/18	125	127
Briggs & Stratton		
6.875%, 12/15/20	75	77
Brightstar 144A,		
9.500%, 12/01/16	190	193
Buccaneer Merger Sub 144A,		
9.125%, 01/15/19	105	108
Carrizo Oil & Gas 144A,		
8.625%, 10/15/18	200	206
Casella Waste Systems		
11.000%, 07/15/14	200	221
Cemex Finance 144A,		
9.500%, 12/14/16	100	103
CEVA Group 144A,		
11.625%, 10/01/16	275	302
Citgo Petroleum 144A,		
11.500%, 07/01/17	134	150
Clear Channel Worldwide Holdings		
9.250%, 12/15/17	160	175
Cleaver-Brooks 144A,		
12.250%, 05/01/16	114	121
Cloud Peak Energy Resources /		
Cloud Peak Energy Finance		
8.500%, 12/15/19	150	164
CNH America		
7.250%, 01/15/16	160	173
Con-way		
7.250%, 01/15/18	66	71
6.700%, 05/01/34	189	173
Denbury Resources		
7.500%, 12/15/15	200	207
DriveTime Automotive Group &		
DT Acceptance 144A,		
12.625%, 06/15/17	120	128
E*Trade Financial		
7.875%, 12/01/15	111	110
Equinox Holdings 144A,		
9.500%, 02/01/16	110	116
FCC Holdings 144A,		
12.000%, 12/15/15	100	101
FGI Operating		
10.250%, 08/01/15	150	158

FMG Resources 144A,		
7.000%, 11/01/15	40	41
Frontier Communications		
8.500%, 04/15/20	103	113
Gannett 144A,		
7.125%, 09/01/18	42	42
Goodyear Tire & Rubber		
10.500%, 05/15/16	150	171
Hanger Orthopedic Group 144A,		
7.125%, 11/15/18	45	45
Headwaters		
11.375%, 11/01/14	150	164
Interface 144A,		
7.625%, 12/01/18	7	7
International Lease Finance		
8.250%, 12/15/20	189	195
Kansas City Southern Railway		
8.000%, 06/01/15	75	81
Kratos Defense &		
Security Solutions		
10.000%, 06/01/17	100	111
Landry's Restaurants		
11.625%, 12/01/15	200	214
Manitowoc		
9.500%, 02/15/18	170	186
Marfrig Overseas 144A,		
9.500%, 05/04/20	125	129
Mashantucket Western		
Pequot Tribe 144A, (D)		
8.500%, 11/15/15	700	92
Maxim Crane Works LP 144A,		
12.250%, 04/15/15	200	194
MGM Resorts International		
6.625%, 07/15/15	80	73
5.875%, 02/27/14	90	83
Navistar International		
8.250%, 11/01/21	110	118
NCL		
11.750%, 11/15/16	150	175
Novelis 144A,		
8.750%, 12/15/20	110	114
Omega Healthcare Investors 144A,		
6.750%, 10/15/22	192	190
OSI Restaurant Partners		
10.000%, 06/15/15	90	94
Overseas Shipholding Group		
8.125%, 03/30/18	122	122
PE Paper Escrow 144A,		
12.000%, 08/01/14	150	173
PHH 144A,		
9.250%, 03/01/16	39	41
Phillips-Van Heusen		
7.375%, 05/15/20	200	213
Polypore International 144A,		
7.500%, 11/15/17	130	133
Rain Carbon India 144A,		
8.000%, 12/01/18	95	97
RDS Ultra-Deepwater 144A,		
11.875%, 03/15/17	200	208
Rhodia 144A,		
6.875%, 09/15/20	190	193
Terex		
10.875%, 06/01/16	150	174
Tower Automotive Holdings USA /		
TA Holdings Finance 144A,		
10.625%, 09/01/17	63	68
Trinidad Drilling 144A,		
7.875%, 01/15/19	70	71
United Airlines		
12.750%, 07/15/12	46	51
United Maritime Group Finance		
11.750%, 06/15/15	130	130
Valassis Communications		
8.250%, 03/01/15	45	47
Western Express 144A,		
12.500%, 04/15/15	200	177
Xerox Capital Trust I		
8.000%, 02/01/27	100	102

Total Corporate Bond (Cost $9,165)		**9,229**
Asset-Backed Securities - 0.4%		
Home Equity - 0.0%		
Residential Funding Mortgage		
Securities II, Ser 2006-HSA2, Cl AI2 (C)		
5.500%, 03/25/36	3	3
Total Home Equity		**3**
Other - 0.4%		
Countrywide Asset-Backed		
Certificates, Ser 2003-2, Cl M2 (B)		
2.736%, 03/26/33	245	33
Total Other		**33**
Total Asset-Backed Securities (Cost $243)		**36**
Term Loan - 1.5%		
Roundy's Supermarket		
10.020%, 04/16/16	150	150
Total Term Loan (Cost $147)		**150**
Affiliated Mutual Fund - 2.5%		
Old Mutual Cash Reserves Fund,		
Institutional Class, 0.07% (A)	238,675	239
Total Affiliated Mutual Fund (Cost $239)		**239**
Total Investments - 99.1% (Cost $9,794)†		**9,654**
Other Assets and Liabilities, Net - 0.9%		**92**
Total Net Assets 100.0%	$	**9,746**

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2010, the value of these securities amounted to $4,670 (000), representing 47.9% of the net assets of the Old Mutual Dwight High Yield Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.
(B) Floating Rate Security - The rate reported represents the security's rate as of December 31, 2010
(C) Variable Rate Security - The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.
(D) Security is in default. Issuer has failed to make a timely payment of either principal or interest or has failed to comply with some provision of the bond indenture.

Cl - Class
Ser - Series
LP - Limited Partnership

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $9,794 (000), and the unrealized appreciation and depreciation were $533 (000) and $(673) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ -	$ 9,229	$ -	$ 9,229
Asset-Backed Securities	-	36	-	36
Term Loan	-	150	-	150
Affiliated Mutual Fund	239	-	-	239
Total Investments	$ 239	$ 9,415	$ -	$ 9,654

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Old Mutual Dwight Intermediate Fixed Income Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Face Amount (000)/Shares		Value (000)	
Corporate Bond - 28.0%				
Affinity Group 144A,				
11.500%, 12/01/16	$	118	$	116
America Movil SAB de CV				
3.625%, 03/30/15		250		257
American Axle & Manufacturing				
Holdings 144A,				
9.250%, 01/15/17		105		117
Amgen				
3.450%, 10/01/20		90		86
Appleton Papers 144A,				
10.500%, 06/15/15		260		257
ArcelorMittal				
9.000%, 02/15/15		532		633
Arrow Electronics				
3.375%, 11/01/15		188		182
Ashtead Capital 144A,				
9.000%, 08/15/16		161		168
Ashtead Holdings 144A,				
8.625%, 08/01/15		44		46
AT&T				
5.800%, 02/15/19		52		59
Autozone				
4.000%, 11/15/20		270		255
Axtel SAB de CV 144A,				
9.000%, 09/22/19		156		148
Baltimore Gas & Electric				
5.900%, 10/01/16		226		254
Bank of America				
5.300%, 03/15/17		452		458
Becton Dickinson				
3.250%, 11/12/20		180		169
BNP Paribas Home Loan 144A,				
2.200%, 11/02/15		522		500
BorgWarner				
4.625%, 09/15/20		90		89
Brightstar 144A				
9.500%, 12/01/16		134		136
Canadian Imperial Bank of				
Commerce 144A,				
2.000%, 02/04/13		565		575
Caterpillar Financial				
Services, MTN,				
2.750%, 06/24/15		226		229
Citigroup				
4.750%, 05/19/15		249		261
Cleaver-Brooks 144A,				
12.250%, 05/01/16		72		76
CNH America				
7.250%, 01/15/16		210		227
Con-way				
7.250%, 01/15/18		25		27
6.700%, 05/01/34		158		145
Corn Products International				
4.625%, 11/01/20		88		87
Covidien International Finance				
2.800%, 06/15/15		201		202
Denbury Resources				
9.750%, 03/01/16		186		207
Discover Bank				
7.000%, 04/15/20		297		319
Embarq				
7.082%, 06/01/16		560		619
Enbridge Energy Partners				
9.875%, 03/01/19		229		301
Enterprise Products Operating				
5.200%, 09/01/20		191		198
Equinox Holdings 144A,				
9.500%, 02/01/16		130		137

ERAC USA Finance 144A,		
5.250%, 10/01/20	162	165
FCC Holdings 144A,		
12.000%, 12/15/15	48	48
First Horizon National		
5.375%, 12/15/15	182	184
Freeport-McMoRan Copper & Gold		
8.375%, 04/01/17	109	121
General Electric Capital, MTN,		
5.720%, 08/22/11	305	313
General Electric Capital		
2.800%, 01/08/13	700	716
Goldman Sachs Group		
5.950%, 01/18/18	265	287
Goodyear Tire & Rubber		
10.500%, 05/15/16	405	462
Headwaters		
11.375%, 11/01/14	273	299
Hewlett-Packard		
2.125%, 09/13/15	130	128
HSBC USA		
5.000%, 09/27/20	198	192
Hutchison Whampoa		
International 09/19 144A,		
5.750%, 09/11/19	142	152
Ingersoll-Rand Global Holding		
9.500%, 04/15/14	95	114
Interface 144A,		
7.625%, 12/01/18	60	62
International Game Technology		
5.500%, 06/15/20	70	70
International Lease Finance		
8.250%, 12/15/20	100	103
JPMorgan Chase		
4.400%, 07/22/20	208	205
Kentucky Utilities 144A,		
1.625%, 11/01/15	225	216
Kratos Defense & Security Solutions		
10.000%, 06/01/17	60	66
Landry's Restaurants		
11.625%, 12/01/15	165	176
Ltd Brands		
8.500%, 06/15/19	220	251
Manufacturers & Traders Trust		
6.625%, 12/04/17	225	253
Morgan Stanley		
4.200%, 11/20/14	231	236
Nabors Industries		
6.150%, 02/15/18	299	319
National Semiconductor		
3.950%, 04/15/15	290	295
Navistar International		
8.250%, 11/01/21	178	191
NBC Universal 144A,		
4.375%, 04/01/21	103	100
2.875%, 04/01/16	250	244
NCL		
11.750%, 11/15/16	168	196
Nevada Power		
7.125%, 03/15/19	206	243
Novelis 144A,		
8.750%, 12/15/20	142	147
Omnicom Group		
4.450%, 08/15/20	150	147
Overseas Shipholding Group		
8.125%, 03/30/18	270	271
PNC Bank NA		
6.000%, 12/07/17	268	291
Polypore International 144A,		
7.500%, 11/15/17	209	213
Protective Life		
7.375%, 10/15/19	400	433
Prudential Financial, MTN,		
4.500%, 11/15/20	175	171
Public Service Colorado		
3.200%, 11/15/20	139	131

Qwest Communications International		
8.000%, 10/01/15	96	103
Rain Carbon India 144A,		
8.000%, 12/01/18	110	113
Royal Bank of Scotland		
4.875%, 03/16/15	107	109
Science Applications International Corporation 144A,		
4.450%, 12/01/20	120	120
Simon Property Group LP		
5.650%, 02/01/20	468	506
Southern Copper		
5.375%, 04/16/20	326	330
Suncor Energy		
6.100%, 06/01/18	186	214
SunTrust Bank		
7.250%, 03/15/18	200	222
Teck Resources		
10.250%, 05/15/16	15	19
9.750%, 05/15/14	19	24
3.850%, 08/15/17	155	157
Tengizchevroil Finance SARL 144A,		
6.124%, 11/15/14	315	329
Terex		
10.875%, 06/01/16	229	266
Teva Pharmaceutical Finance III		
1.500%, 06/15/12	155	156
Trinidad Drilling 144A,		
7.875%, 01/15/19	52	53
Tyco International Finance		
3.375%, 10/15/15	418	427
UBS AG		
2.250%, 08/12/13	411	415
United Airlines		
12.750%, 07/15/12	411	459
United Maritime Group Finance		
11.750%, 06/15/15	316	317
Vale Overseas		
6.250%, 01/11/16	355	394
Valero Energy		
6.125%, 02/01/20	108	115
Verizon Wireless Capital		
5.550%, 02/01/14	1	1
Western Union		
5.253%, 04/01/20	94	97
Xcel Energy		
5.613%, 04/01/17	293	318
Xerox		
6.400%, 03/15/16	242	276
Xstrata Finance Canada 144A,		
5.500%, 11/16/11	55	57
Total Corporate Bond (Cost $20,406)		**21,348**
Mortgage Related - 15.1%		
Adjustable Rate Mortgage Trust, CMO, Ser 2004-4, Cl 3A1 (C)		
3.098%, 03/25/35	9	9
Asset Securitization, CMBS, Ser 1997-D5, Cl A1D (G)		
6.850%, 02/14/43	31	31
Banc of America Commercial Mortgage, CMBS, Ser 2001-1, Cl A2		
6.503%, 04/15/36	214	215
Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2 (G)		
5.787%, 05/11/35	210	213
Banc of America Commercial Mortgage, CMBS, Ser 2005-6, Cl A4 (G) (C)		
5.195%, 09/10/47	500	537
Banc of America Commercial Mortgage, CMBS, Ser 2004-5, Cl A4 (C)		
4.936%, 11/10/41	746	798

Commercial Mortgage Asset Trust, CMBS, Ser 1999-C1, Cl C (C) 7.350%, 01/17/32	424	464
Credit Suisse First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D (G) 7.270%, 01/17/35	64	65
Fannie Mae REMICS, CMO, Ser 2007-78, Cl PB 6.000%, 08/25/31	200	209
Fannie Mae REMICS, CMO, Ser 2003-65, Cl PC 5.000%, 06/25/28	154	156
Fannie Mae REMICS, CMO, Ser 2005-87, Cl PC (G) 5.000%, 02/25/27	762	783
Fannie Mae REMICS, CMO, Ser 2005-5, Cl AB (G) 5.000%, 04/25/32	2,520	2,670
FHLMC Multifamily Structured Pass Through Certificates, CMO, K001, Cl A3 (G) (C) 5.469%, 01/25/12	9	10
Freddie Mac REMICS, CMO, 2975, Cl OE 5.500%, 10/15/31	900	945
GMAC Commercial Mortgage Securities, CMBS, Ser 2003-C2, Cl A1 (G) 4.576%, 05/10/40	559	581
GSR Mortgage Loan Trust, CMO, Ser 2005-5F, Cl 1A1 (H) 5.000%, 06/25/35	438	438
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2001-CIB2, Cl D (G) (C) 6.847%, 04/15/35	150	152
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2006-LDP9, Cl A3 5.336%, 05/15/47	185	192
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl AM (C) 5.263%, 11/15/40	555	570
Mastr Adjustable Rate Mortgages Trust, CMO, Ser 2004-13, Cl 3A6 (B) (G) 2.899%, 11/21/34	846	848
Morgan Stanley Capital I, CMBS, Ser 2007-T27, Cl A4 (C) 5.650%, 06/11/42	384	417
Morgan Stanley Dean Witter Capital I, CMBS, Ser 2002-HQ, Cl A3 (G) 6.510%, 04/15/34	49	50
PNC Mortgage Acceptance, CMBS, Ser 2001-C1, Cl A2 (G) 6.360%, 03/12/34	199	199
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 (G) 5.325%, 03/14/38	375	383
RBSCF Trust 144A, CMBS, Ser 2010-MB1, Cl A2 3.686%, 04/15/24	531	546
Wachovia Bank Commercial Mortgage Trust, CMBS, Ser 2005-C20, Cl AMFX (G) (C) 5.179%, 07/15/42	80	82
Total Mortgage Related (Cost $11,411)		**11,563**
U.S. Government Agency Obligations - 33.7%		
FNMA		
6.500%, 11/01/36 (G)	490	546
6.000%, 12/01/37	105	115
6.000%, 06/01/37	155	169
6.000%, 08/01/34 (G)	226	248
6.000%, 08/01/37	273	300

6.000%, 02/01/36 (G)	331	363
6.000%, 03/01/38 (G)	1,097	1,203
6.000%, 06/01/36 (G)	1,490	1,626
6.000%, 03/01/38	2,084	2,304
6.000%, 03/01/34 (G)	232	255
5.964%, 10/01/36 (B)	22	23
5.500%, 04/01/40	326	355
5.500%, 04/01/38	745	807
5.000%, 09/01/40 (G)	1,884	1,994
3.500%, 1/25/26 TBA	3,900	3,927
FHLMC Gold		
6.000%, 04/01/38	66	73
5.500%, 06/01/40	710	767
5.500%, 08/01/39	798	862
5.000%, 06/01/39	255	271
GNMA		
5.000%, 09/20/40	1,487	1,582
5.000%, 11/20/40	2,596	2,762
4.500%, 09/15/40	796	832
4.500%, 10/15/40	1,093	1,142
4.500%, 09/15/40	1,391	1,454
4.000%, 01/20/41 TBA	1,700	1,710
Total U.S. Government Agency Obligations		
(Cost $25,811)		**25,690**
U.S. Treasury Obligations - 7.8%		
U.S.Treasury Bills		
0.120%, 01/13/11 (E)	30	30
U.S. Treasury Inflation		
Indexed Bonds		
2.375%, 01/15/25 (F)	260	336
U.S. Treasury Inflation		
Indexed Notes		
2.000%, 07/15/14 (F)	520	652
2.000%, 01/15/14 (F)	520	661
U.S.Treasury Notes		
2.625%, 11/15/20	1,104	1,041
1.875%, 10/31/17	207	197
1.375%, 11/30/15	136	132
1.250%, 10/31/15	512	495
1.000%, 04/30/12	1,361	1,372
0.500%, 11/30/12	1,000	999
Total U.S. Treasury Obligations		
(Cost $5,787)		**5,915**
Asset-Backed Securities - 7.8%		
Automobile 5.0%		
Ally Auto Receivables Trust,		
Ser 2010-4, Cl A3		
0.910%, 11/17/14	305	303
Bank of America Auto Trust,		
Ser 2010-2, Cl A3		
1.310%, 07/15/14	435	438
Ford Credit Auto Owner		
Trust, Ser 2009-E, Cl A3 (G)		
1.510%, 01/15/14	1,000	1,008
Honda Auto Receivables Owner		
Trust, Ser 2009-2, Cl A3 (G)		
2.790%, 01/15/13	864	874
Mercedes-Benz Auto Receivables		
Trust, Ser 2010-1, Cl A3		
1.420%, 08/15/14	250	252
Toyota Auto Receivables Owner		
Trust, Ser 2010-A, Cl A3		
1.270%, 12/16/13	475	478
Toyota Auto Receivables Owner		
Trust, Ser 2010-B, Cl A3		
1.040%, 02/18/14	310	311
Volkswagen Auto Loan Enhanced		
Trust, Ser 2008-1, Cl A3 (G)		
4.500%, 07/20/12	142	142
Total Automobile		**3,806**
Credit Card - 2.3%		
American Express Credit		
Account Master Trust,		
Ser 2009-1, Cl A (B)		
1.611%, 12/15/14	240	244
BA Credit Card Trust,		
Ser 2010-A1, Cl A1 (B)		
0.561%, 09/15/15	170	170

Capital One Multi-Asset		
Execution Trust,		
Ser 2009-A2, Cl A2 (G)		
3.200%, 04/15/14	664	672
Capital One Multi-Asset		
Execution Trust,		
Ser 2007-A4, Cl A4 (B)		
0.291%, 03/16/15	650	647
Total Credit Card		**1,733**
Home Equity - 0.1%		
CIT Group Home Equity Loan		
Trust, Ser 2002-1, Cl AF5 (D) (G)		
6.710%, 02/25/33	4	2
Equivantage Home Equity Loan		
Trust, Ser 1996-3, Cl A3 (G)		
7.700%, 09/25/27	4	3
HSBC Home Equity Loan Trust,		
Ser 2006-2, Cl A1 (B) (G)		
0.411%, 03/20/36	58	55
Residential Asset Securities,		
Ser 2001-KS3, Cl AI6 (G) (C)		
5.960%, 09/25/31	17	17
Soundview Home Equity Loan Trust,		
Ser 2006-OPT3, Cl 2A2 (B) (G)		
0.371%, 06/25/36	3	3
Total Home Equity		**80**
Other - 0.4%		
Oil and Gas Royalty Trust 144A,		
Ser 2005-1A, Cl A (H)		
5.090%, 07/28/12	58	59
TXU Electric Delivery Transition		
Bond, Ser 2004-1, Cl A2 (G)		
4.810%, 11/17/14	253	265
Total Other		**324**
Total Asset-Backed Securities		
(Cost $5,905)		**5,943**
Municipal Bond - 3.9%		
Dallas Texas Area Rapid Transit		
4.922%, 12/01/41	590	524
Dallas Texas Independent		
School District		
6.450%, 02/15/35	250	261
East Bay Municipal Utility District		
5.874%, 06/01/40	450	440
Louisiana Local Government		
Environmental Facilities		
Community Development Authority		
1.520%, 02/01/18	440	441
Massachusetts		
4.200%, 12/01/21	390	384
New York City Municipal Water		
Finance Authority		
6.011%, 06/15/42	230	230
Pennsylvania		
5.850%, 07/15/30	250	252
State of Washington		
5.140%, 08/01/40	260	248
Virginia Commonwealth		
Transportation Board		
5.350%, 05/15/35	200	196
Total Municipal Bond (Cost $3,071)		**2,976**
Affiliated Mutual Fund - 11.1%		
Old Mutual Cash Reserves Fund,		
Institutional Class, 0.07% (A)	8,510,667	8,511
Total Affiliated Mutual Fund (Cost $8,511)		**8,511**
Total Investments - 107.4% (Cost $80,902)†		**81,946**
Other Assets and Liabilities, Net - (7.4)%		**(5,612)**
Total Net Assets 100.0%	$	**76,334**

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2010, the value of these securities amounted to $5,283 (000), representing 6.9% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.

(B) Floating Rate Security - The rate reported represents the security's rate as of December 31, 2010
(C) Variable Rate Security - The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.
(D) The rate shown reflects the coupon rate after the step date.
(E) Discount Note - The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.
(F) Inflation-Indexed Bond/Note - The principal amount of this security is adjusted for inflation.
(G) All or a portion of this security is held as cover for TBAs.
(H) Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On December 31, 2010, the value of these securities amounted to $497 (000), representing 0.7% of the net assets of the Old Mutual Dwight Intermediate Fixed Income Fund.

CI - Class
CMBS - Commercial Mortgage-Backed Security
CMO - Collateralized Mortgage Obligation
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
LP - Limited Partnership
MTN - Medium Term Note
REMICS - Real Estate Mortgage Investment Conduit
Ser - Series
TBA - Security traded under delayed delivery commitments settling after December 31, 2010. Income on this security will not be earned until the settlement date.

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $80,901(000), and the unrealized appreciation and depreciation were $1,607 (000) and $(563) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

   Level 1 – quoted prices in active markets for identical securities
   Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
   Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ -	$ 21,348	$ -	$ 21,348
U.S. Government Agency Obligations	-	25,690	-	25,690
U.S. Treasury Obligations	-	5,915	-	5,915
Mortgage Related	-	11,563	-	11,563
Asset-Backed Securities	-	5,884	59	5,943
Municipal Bond	-	2,976	-	2,976
Affiliated Mutual Fund	8,511	-	-	8,511
Total Investments	$ 8,511	$ 73,376	$ 59	$ 81,946

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

Balance as of September 30, 2010	$ 69
Realized gain (loss)	-
Change in unrealized appreciation (depreciation)	(1)
Accrued discounts/premiums	-
Net purchases (sales)	(9)
Transfers in and/or out of Level 3	-
Balance as of December 31, 2010	$ 59

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represents either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

Old Mutual Dwight Short Term Fixed Income Fund

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2010 (UNAUDITED)

Description	Face Amount (000)/Shares		Value (000)
Corporate Bond - 32.0%			
Alabama Power			
4.850%, 12/15/12	$ 1,800	$	1,931
Andrew W Mellon Foundation			
3.950%, 08/01/14	2,500		2,669
Bank of America			
5.375%, 09/11/12	1,350		1,418
Bank of Montreal 144A,			
2.850%, 06/09/15	2,000		2,032
BNP Paribas			
Home Loan 144A,			
2.200%, 11/02/15	1,134		1,086
Canadian Imperial Bank			
of Commerce 144A,			
2.000%, 02/04/13	1,740		1,771
CDP Financial 144A,			
3.000%, 11/25/14	3,500		3,558
Citigroup			
2.875%, 12/09/11	1,100		1,125
Citigroup Funding			
1.875%, 11/15/12	3,000		3,060
DNB Nor Boligkreditt 144A,			
2.100%, 10/14/15	1,000		951
European Investment Bank			
3.250%, 02/15/11	1,680		1,685
3.000%, 04/08/14	2,200		2,306
Goldman Sachs Group			
3.250%, 06/15/12	2,000		2,076
Hewlett-Packard			
2.950%, 08/15/12	1,800		1,856
HSBC USA			
3.125%, 12/16/11	2,438		2,501
International Bank for			
Reconstruction & Development (B)			
0.478%, 03/04/11	2,000		2,001
Kreditanstalt fuer Wiederaufbau			
3.500%, 03/10/14	2,450		2,607
Kreditanstalt fuer Wiederaufbau, MTN, (B)			
0.575%, 03/02/11	2,000		2,000
Microsoft			
0.875%, 09/27/13	1,000		994
Pfizer			
4.450%, 03/15/12	1,800		1,878
PNC Funding			
2.300%, 06/22/12	1,500		1,538
Principal Life Income Funding Trusts			
5.150%, 06/17/11	2,500		2,540
Regions Bank			
3.250%, 12/09/11	2,124		2,180
Toronto-Dominion Bank 144A,			
2.200%, 07/29/15	1,300		1,279
US Central Federal Credit Union			
1.900%, 10/19/12	3,300		3,369
Yale University, MTN,			
2.900%, 10/15/14	3,212		3,313
Total Corporate Bond (Cost $52,551)			**53,724**
Mortgage Related - 19.1%			

Banc of America Commercial Mortgage, CMBS, Ser 2001-PB1, Cl A2 5.787%, 05/11/35	1,168	1,184
Banc of America Commercial Mortgage, CMBS, Ser 2002-2, Cl A3 5.118%, 07/11/43	550	567
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2002-PBW1, Cl A2 (C) 4.720%, 11/11/35	328	341
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2002-PBW1, Cl A1 (C) 3.970%, 11/11/35	154	154
Commercial Mortgage Pass Through Certificates, CMBS, Ser 2005-LP5, Cl A2 4.630%, 05/10/43	162	164
Credit Suisse First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D 7.270%, 01/17/35	182	185
Fannie Mae REMICS, CMO, Ser 2006-63, Cl QB 5.500%, 09/25/27	279	281
Fannie Mae REMICS, CMO, Ser 2007-79, Cl MA 5.500%, 12/25/28	1,100	1,126
Fannie Mae REMICS, CMO, Ser 2005-5, Cl AB 5.000%, 04/25/32	219	232
Fannie Mae REMICS, CMO, Ser 2003-92, Cl JW (F) 5.000%, 07/25/28	1,712	1,748
FDIC Structured Sale Guaranteed Notes 144A, CMO, Ser 2010-S1, Cl 2A 3.250%, 04/25/38	1,823	1,845
First Union National Bank, CMBS, Ser 2002-C1, Cl A2 6.141%, 02/12/34	916	950
Freddie Mac Reference REMIC, CMO, R007, Cl AC 5.875%, 05/15/16	743	750
Freddie Mac REMICS, CMO, 3316, Cl EA 5.500%, 10/15/29	852	860
Freddie Mac REMICS, CMO, 3176, Cl HL 5.000%, 02/15/28	59	59
Freddie Mac REMICS, CMO, 2890, Cl QA (F) 5.000%, 01/15/18	333	340
Freddie Mac REMICS, CMO, 2916, Cl YE (F) 5.000%, 11/15/26	649	657
Freddie Mac REMICS, CMO, 2989, Cl TE 5.000%, 12/15/22	684	701
Freddie Mac REMICS, CMO, 2592, Cl PE (F) 5.000%, 01/15/17	682	699
Freddie Mac REMICS, CMO, 3405, Cl PA 5.000%, 10/15/31	990	1,015
Freddie Mac REMICS, CMO, 2623, Cl AJ (F) 4.500%, 07/15/16	1,003	1,018

Freddie Mac REMICS, CMO, 2868, Cl BE (F) 4.250%, 08/15/24	712	730
GE Capital Commercial Mortgage, CMBS, Ser 2001-2, Cl A4 6.290%, 08/11/33	1,723	1,746
GMAC Commercial Mortgage Securities, CMBS, Ser 2004-C3, Cl A4 4.547%, 12/10/41	742	752
Greenwich Capital Commercial Funding, CMBS, Ser 2005-GG3, Cl A2 4.305%, 08/10/42	1,414	1,428
GS Mortgage Securities Corporation, CMBS, Ser 2003-C1, Cl A3 4.608%, 01/10/40	452	474
GS Mortgage Securities Corporation, CMBS, Ser 2005-GG4, Cl ADP 3.452%, 07/10/39	238	238
GSR Mortgage Loan Trust, CMO, Ser 2005-AR3, Cl 3A2 (C) (H) 2.939%, 05/25/35	1,158	324
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2007-CB19, Cl A1 5.538%, 02/12/49	290	291
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP2, Cl A3A 4.678%, 07/15/42	488	506
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	603	612
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-PNC1, Cl A2 4.555%, 06/12/41	304	304
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2003-CB6, Cl A1 4.393%, 07/12/37	1,481	1,527
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2001-C2, Cl A2 6.653%, 11/15/27	163	163
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2002-C1, Cl A4 6.462%, 03/15/31	287	300
LB-UBS Commercial Mortgage Trust, CMBS, Ser 2005-C7, Cl A2 5.103%, 11/15/30	2,231	2,232
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A (C) (F) 2.307%, 12/25/34	893	798
Protective Finance 144A, CMBS, Ser 2007-PLA, Cl A1 5.325%, 03/14/38	422	430
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	451	453
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 (B) (F) 0.531%, 01/20/35	888	733

Structured Asset Securities, CMO,		
Ser 2002-21A, Cl 4A1 (C)		
2.719%, 11/25/32	1,648	1,470
Wells Fargo Mortgage Backed		
Securities Trust, CMO,		
Ser 2002-18, Cl 2A4 (F)		
6.000%, 12/25/32	92	92
Wells Fargo Mortgage Backed		
Securities Trust, CMO,		
Ser 2005-AR3, Cl 2A1 (C) (F)		
2.879%, 03/25/35	1,671	1,607
Total Mortgage Related		
(Cost $33,192)		**32,086**
U.S. Government Agency Obligations - 15.3%		
FHLB		
1.750%, 08/22/12	2,500	2,548
FNMA		
5.500%, 04/01/40	29	31
5.500%, 04/01/38	41	44
5.500%, 01/01/19	2,756	2,973
5.500%, 03/15/11 (F)	2,400	2,425
3.500%, 01/25/26 TBA	740	745
1.300%, 12/30/13	1,730	1,731
1.125%, 10/08/13	2,000	1,986
FHLMC		
2.125%, 03/23/12 (F)	2,000	2,040
1.750%, 06/15/12	1,800	1,832
1.150%, 09/03/13	1,800	1,796
FHLMC Gold		
5.500%, 08/01/39	89	96
5.500%, 06/01/40	58	63
4.500%, 06/01/25	2,006	2,117
4.500%, 08/01/25	1,006	1,057
GNMA		
5.000%, 09/20/40	3,966	4,218
Total U.S. Government Agency		
Obligations (Cost $25,660)		**25,702**
U.S. Treasury Obligations - 17.1%		
U.S. Treasury Inflation Indexed Note (E)		
3.500%, 01/15/11	2,200	2,767
2.375%, 04/15/11	3,300	3,669
1.250%, 07/15/20	1,500	1,540
U.S. Treasury Note		
1.375%, 02/15/13	6,000	6,090
1.375%, 11/30/15	4,000	3,887
1.250%, 09/30/15	833	808
0.875%, 01/31/12	2,699	2,714
0.500%, 11/30/12	2,500	2,497
0.375%, 09/30/12	4,780	4,769
Total U.S. Treasury Obligations		
(Cost $28,662)		**28,741**
Asset-Backed Securities - 15.2%		
Automobile 10.1%		
Ally Auto Receivables Trust,		
Ser 2010-1, Cl A3		
1.450%, 05/15/14	433	436
Ally Auto Receivables Trust,		
Ser 2010-2, Cl A3		
1.380%, 07/15/14	1,000	1,005
Ally Auto Receivables Trust,		
Ser 2010-3, Cl A3		
1.110%, 10/15/14	1,225	1,223
AmeriCredit Automobile		
Receivables Trust,		
Ser 2009-1, Cl A3		
3.040%, 10/15/13	2,820	2,871
BMW Vehicle Owner Trust,		
Ser 2010-A, Cl A3		
1.390%, 04/25/14	1,000	1,008

Ford Credit Auto Owner Trust, Ser 2008-B, Cl A3A 4.280%, 05/15/12	595	600
Ford Credit Auto Owner Trust, Ser 2009-E, Cl A3 1.510%, 01/15/14	3,425	3,451
Ford Credit Auto Owner Trust, Ser 2010-A, Cl A3 1.320%, 06/15/14	1,500	1,511
Honda Auto Receivables Owner Trust, Ser 2010-3, Cl A3 0.700%, 04/21/14	1,350	1,345
Mercedes-Benz Auto Receivables Trust, Ser 2010-1, Cl A3 1.420%, 08/15/14	500	504
Toyota Auto Receivables Owner Trust, Ser 2010-A, Cl A3 1.270%, 12/16/13	1,000	1,007
Toyota Auto Receivables Owner Trust, Ser 2010-B, Cl A3 1.040%, 02/18/14	665	668
Toyota Auto Receivables Owner Trust, Ser 2010-C, Cl A3 0.770%, 04/15/14	1,395	1,392
Total Automobile		**17,021**
Credit Card - 2.4%		
American Express Credit Account Master Trust, Ser 2009-1, Cl A (B) 1.611%, 12/15/14	1,500	1,524
BA Credit Card Trust, Ser 2010-A1, Cl A1 (B) 0.561%, 09/15/15	1,000	1,000
Cabela's Master Credit Card Trust 144A, Ser 2009-1A, Cl A (B) 2.261%, 03/16/15	1,500	1,527
Total Credit Card		**4,051**
Other - 2.7%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	1,755	1,837
Entergy Texas Restoration Funding, Ser 2009-A, Cl A1 2.120%, 02/01/16	1,860	1,899
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 (D) (F) 6.114%, 02/25/32	142	140
Oil and Gas Royalty Trust 144A, Ser 2005-1A, Cl A (H) 5.090%, 07/28/12	562	572
Total Other		**4,448**
Total Asset-Backed Securities (Cost $25,386)		**25,520**
Municipal Bond - 0.5%		
Louisiana Local Government Environmental Facilities Community Development Authority 1.110%, 02/01/16	950	948
Total Municipal Bond (Cost $950)		**948**
Commercial Paper 0.3%		
Fortis Funding 144A, (G)	500	500
Total Commercial Paper (Cost $500)		**500**
Affiliated Mutual Fund - 0.8%		
Old Mutual Cash Reserves Fund, Institutional Class, 0.07% (A)	1,302,347	1,302
Total Affiliated Mutual Fund (Cost $1,302)		**1,302**
Total Investments - 100.3% (Cost $168,203)†		**168,523**
Other Assets and Liabilities, Net - (0.3)%		**(493)**
Total Net Assets 100.0%	$	**168,030**

144A - Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On December 31, 2010, the value of these securities amounted to $15,051 (000), representing 9% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

(A) - Investment is a fund within the Old Mutual family of funds and may be deemed to be under common control as it may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to the affiliated mutual fund. The rate reported represents the 7-day effective yield as of December 31, 2010.
(B) Floating Rate Security - The rate reported represents the security's rate as of December 31, 2010.
(C) Variable Rate Security - The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.
(D) The rate shown reflects the coupon rate after the step date.
(E) Inflation-Indexed Note - The principal amount of this security is adjusted for inflation.
(F) All or a portion of this security is held as cover for TBAs.
(G) Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.
(H) Security deemed to be illiquid. The Fund may not invest more than 15% of its net assets in illiquid securities. On December 31, 2010, the value of these securities amounted to $896 (000), representing 0.5% of the net assets of the Old Mutual Dwight Short Term Fixed Income Fund.

CI - Class
CMBS - Commercial Mortgage-Backed Security
CMO - Collateralized Mortgage Obligation
FHLB - Federal Home Loan Bank
FHLMC - Federal Home Loan Mortgage Corporation
FNMA - Federal National Mortgage Association
GNMA - Government National Mortgage Association
MTN - Medium Term Note
REMICs - Real Estate Mortgage Investment Conduits
Ser - Series

TBA - Security traded under delayed delivery commitments settling after December 31, 2010. Income on this security will not be earned until the settlement date.

† At December 31, 2010, the approximate tax basis cost of the Fund's investments was $168,203 (000), and the unrealized appreciation and depreciation were $2,143 (000) and $(1,823) (000), respectively.

Cost figures are shown with "000's" omitted.

Other Information:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

> Level 1 – quoted prices in active markets for identical securities
> Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
> Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of December 31, 2010 in valuing the Fund's net assets were as follows (000):

Description	Level 1	Level 2	Level 3	Total
Investments				
Corporate Bond	$ -	$ 53,724	$ -	$ 53,724
Mortgage Related	-	32,086	-	32,086
U.S. Government Agency Obligations	-	25,702	-	25,702
U.S. Treasury Obligations	-	28,741	-	28,741
Asset-Backed Securities	-	24,948	572	25,520
Municipal Bond	-	948	-	948
Commercial Paper	-	500	-	500
Affiliated Mutual Fund	1,302	-	-	1,302
Total Investments	$ 1,302	$166,649	$ 572	$ 168,523

Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional- size trading units of debt securities, without exclusive reliance upon exchange or over- the- counter prices. These debt securities are classified as Level 2. The Fund did not have significant transfers between Level 1 and Level 2 during the reporting period, based on the input level assigned under the hierarchy at the beginning and end of the reporting period.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used in determining fair value (000).

	Investments
Balance as of September 30, 2010	$ 2,055
Realized gain (loss)	-

Change in unrealized appreciation (depreciation)	(7)
Accrued discounts/premiums	-
Net purchases (sales)	(81)
Transfers in and/or out of Level 3	(1,395)
Balance as of December 31, 2010	$ 572

The information used in the above reconciliation represents fiscal year to date activity for any investment in securities identified as using Level 3 inputs at either the beginning or the end of the current reporting period. Transfers in and/or out of Level 3 represent either the beginning value (for transfers in), or the ending value (for transfers out) of any security where a change in the input level occurred from the beginning to the end of the reporting period.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.